信和置業有限公司
Sino Land Company Limited

RECEIVED
2006 APR 10 P 12:47
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref.: SLC-EI/FC-2006/CS-0324

30 March 2006

[redacted]

06012398

U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

Dear Sirs,

SUPPL

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's 2005-2006 Interim Report.

For your information, the above Interim Report is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

PROCESSED
APR 11 2006
THOMSON FINANCIAL

Fanny Cheng
Deputy Company Secretary

Encl.

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

4/10

H:\Maisy\FC\Interim Results 2006\30.03.2006_Despatch of Interim Report\Letter - ADR.doc

2005-2006 Interim Report

二零零五年至二零零六年度中期報告書



信和置業有限公司
Sino Land Company Limited

This interim report ("Interim Report") (in both English and Chinese versions) has been posted on the Company's website at http://www.sino-land.com. Shareholders who have chosen to rely on copies of the Company's Corporate Communication (including but not limited to annual report, summary financial report (where applicable), interim report, summary interim report (where applicable), notice of meeting, listing document, circular and proxy form) posted on the Company's website in lieu of the printed copies thereof may request the printed copy of the Interim Report.

Shareholders who have chosen to receive the Corporate Communication using electronic means through the Company's website and who for any reason have difficulty in receiving or gaining access to the Interim Report posted on the Company's website will promptly upon request be sent the Interim Report in printed form free of charge.

Shareholders may at any time choose to change their choice as to the means of receipt (i.e. in printed form or by electronic means through the Company's website) and/or the language of the Company's Corporate Communication by notice in writing to the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong.

此中期報告書（「中期報告書」）（英文及中文版）已於本公司網頁http://www.sino-land.com登載。凡選擇依賴在本公司網頁登載之公司通訊（其中包括但不限於年報、財務摘要報告（如適用）、中期報告書、中期摘要報告（如適用）、會議通告、上市文件、通函及代表委任表格）以代替其印刷本之股東，均可要求索取中期報告書之印刷本。

凡選擇以透過本公司網頁之電子方式收取公司通訊之股東，如因任何理由於接收或獲准瀏覽於本公司網頁登載之中期報告書時遇有困難，可於提出要求下即獲免費發送中期報告書印刷本。

股東可隨時以書面通知本公司之股票登記處，標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，以更改其對有關公司通訊之收取方式（印刷方式或以透過本公司網頁之電子方式）及／或語言版本之選擇。

CONTENTS 目錄

Board of Directors
Robert Ng Chee Siong, Chairman
Ronald Joseph Arculli, GBS, CVO, OBE, JP#
Allan Zeman, GBS, JP*
Adrian David Li Man-kiu*
Fu Yuning*
Raymond Tong Kwok Tung
Yu Wai Wai
Thomas Tang Wing Yung
Daryl Ng Win Kong

(# Non-executive Director)
(* Independent Non-executive Directors)

Audit Committee
Adrian David Li Man-kiu, Chairman
Allan Zeman, GBS, JP
Fu Yuning

Remuneration Committee
Daryl Ng Win Kong, Chairman
Allan Zeman, GBS, JP
Adrian David Li Man-kiu

Authorized Representatives
Robert Ng Chee Siong
Raymond Tong Kwok Tung

Secretary
Eric Ip Sai Kwong

Auditors
Deloitte Touche Tohmatsu
Certified Public Accountants, Hong Kong

Solicitors
Baker & McKenzie
Clifford Chance
Woo, Kwan, Lee & Lo

Principal Bankers
Bank of China (Hong Kong) Limited
The Hongkong and Shanghai Banking Corporation Limited
Hang Seng Bank Limited
Industrial and Commercial Bank of China (Asia) Limited
China Construction Bank
DBS Bank Ltd, Hong Kong Branch
The Bank of East Asia, Limited
Bank of Communications, Hong Kong Branch
Bangkok Bank Public Company Limited
Citibank, N.A.

Investor Relations Contact
Please direct enquiries to:
General Manager – Corporate Finance
Telephone : (852) 2734 8312
Fax : (852) 2369 1236
E-mail : investorrelations@sino-land.com

Registered Office
12th Floor, Tsim Sha Tsui Centre,
Salisbury Road, Tsim Sha Tsui,
Kowloon, Hong Kong
Telephone : (852) 2721 8388
Fax : (852) 2723 5901
Internet : http://www.sino-land.com
E-mail : info@sino-land.com

Registrars
Standard Registrars Limited
26th Floor, Tesbury Centre,
28 Queen's Road East,
Hong Kong
Telephone : (852) 2980 1768
Fax : (852) 2861 1465

Shareholders' Calendar

Closure of Register of Members	18th April, 2006 to 21st April, 2006 (both dates inclusive)
Deadline for scrip dividend election forms	10th May, 2006 4:30 p.m.
Interim Dividend	HK8.5 cents per share
Payable	17th May, 2006

Listing Information

Stock Code 83

American Depositary Receipt

CUSIP Number	829344308
Trading Symbol	SNOLY
ADR to Ordinary Share Ratio	1:5
Listing	Level One (OTC)
Depositary Bank	The Bank of New York 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

I am pleased to present my report to the shareholders.

INTERIM RESULTS

The Group's unaudited consolidated net profit attributable to shareholders for the six months ended 31st December, 2005 was HK$1,066.3 million (2004 : HK$1,462.2 million). As anticipated, no development project was completed for this interim period due to project timing and this explains the decrease in net profit. However, based on current development progress, the Group expects to complete two projects, namely Mount Beacon and One SilverSea in the financial year ending 30th June, 2006. These two projects have been well received by the market and approximately 80% of their combined total units have already been sold. The turnover of the Group was HK$918.5 million. Earnings per share for the period was 24.73 cents.

The results for the interim period ended 31st December, 2005 reflect the adoption of all Hong Kong Financial Reporting Standards applicable to the Group that are effective for accounting periods beginning on or after 1st January, 2005.

DIVIDEND

The Directors have declared an interim dividend of 8.5 cents per share payable on 17th May, 2006 to those shareholders whose names appear on the Register of Members of the Company on 21st April, 2006.

The interim dividend will be payable in cash but shareholders will be given the option of electing to receive the interim dividend in the form of new shares in lieu of cash in respect of part or all of such dividend. The new shares to be issued pursuant to the scrip dividend scheme are subject to their listing being granted by the Listing Committee of The Stock Exchange of Hong Kong Limited.

A circular containing details of the scrip dividend scheme will be despatched to shareholders together with the form of election for scrip dividend on or about 26th April, 2006. It is expected that the interim dividend warrants and share certificates will be despatched to shareholders on or about 17th May, 2006.

The unaudited interim results have been reviewed by the Company's auditors, Deloitte Touche Tohmatsu.

BUSINESS REVIEW

(1) Property Sales

As anticipated for this interim period, no development project was completed due to project timing. Earnings from sales therefore were derived from sales of properties already completed. At associate level, sales revenue were mainly derived from sales of units in Parc Palais, Island Resort and Central Park.

Two new projects in Hong Kong, expected to be completed in the financial year ending 30th June, 2006, were rolled out during the interim period. Mount Beacon, a luxurious residential project located in Kowloon Tong was launched on the market in July 2005. The project was well received with approximately 64% of all units already sold. One SilverSea, a luxurious project located on the West Kowloon waterfront commanding an unobstructed panoramic view of Hong Kong Island, was launched in late September 2005. Approximately 83% of the units were sold as a result of a good market response.

BUSINESS REVIEW *(Continued)*

(1) Property Sales *(Continued)*

In addition to these Hong Kong projects, sales of residential units in two developments in Mainland China commenced during the interim period.

One HoneyLake is a joint venture in which Sino Land has a 50% interest. Located alongside the Honey Lake in Shenzhen, the development consists of a total of 447 units. Approximately 129 units comprising terrace houses, low rise apartments and some semi-detached houses were launched to the market in phases. Market response was encouraging. Of the total units launched to market, approximately 70% were sold.

Chengdu International Community is a joint venture in which Sino Land has a 20% interest. Approximately 556 units in the development were marketed in three batches under phase one. The project was well received by home buyers, and approximately 90% of the units placed on the market were sold. It is expected that there are eight more phases to be launched over the next few years.

(2) Land Bank

As at 31st December, 2005, the Group had land bank of approximately 28.3 million square feet of attributable gross floor area comprising a balanced portfolio of properties of which 59% is residential; 26% commercial; 8% industrial; 5% car parks and 2% hotels. In terms of breakdown of the land bank by status, 18.3 million square feet consist of properties under development, 9.3 million square feet of completed investment properties and 0.7 million square feet of properties held for sales. The Group will continue to replenish its land bank selectively to optimise its earnings potential.

On 27th September, 2005, the Group acquired, for residential and retail development, two plots of contiguous land nearby the residential and commercial complex of Olympian City in West Kowloon. With a total gross floor area of some 1.09 million square feet, the additional sites will contribute in aggregate approximately 547,986 square feet of attributable gross floor area to the Group. Details of these acquisitions are as follows:

	Location	Usage	Group's Interest	Attributable Gross Floor Area
				(Square feet)
1.	KIL 11167 Hoi Wang Road and Hoi Ting Road, West Kowloon	Residential/ Retail	50%	249,411
2.	KIL 11168 Hoi Ting Road, West Kowloon	Residential/ Retail	50%	298,575
				547,986

BUSINESS REVIEW *(Continued)*

(3) Property Development

During the interim period ended 31st December, 2005, no development project had been completed. However, the Group expects to complete the following projects by 30th June, 2006, with an aggregate attributable gross floor area of approximately 944,012 square feet:

Location	Usage	Group's Interest	Attributable Gross Floor Area
			(Square feet)
1. One SilverSea, Hoi Fai Road, West Kowloon	Residential/ Retail	100%	843,621
2. Mount Beacon, Kowloon Tong, Kowloon	Residential	33.3%	100,391
			944,012

(4) Property Investment

The gross rental revenue of the Group, including the attributable share of its associates, increased by 20.6% to HK$687.8 million for the interim period ended 31st December, 2005 compared with HK$570.0 million in the previous interim period.

During the interim period ended 31st December, 2005, the Group's rental properties recorded favourable growth in both occupancies and rental rates in general. The main contributor to the increase in rental income has been the retail portfolio. On the local front, encouraging economic prospects coupled with a feel-good factor generated by pay rises, an increase in asset values and further improving employment prospects have contributed to an increase in consumer spending. Tourist consumption has also been a major spur to the growth in retail business, with the appreciation of the RMB in July 2005 boosting the purchasing power of mainland tourists. On the back of the growing retail sales combined with the Group's asset enhancement programme, the four flagship retail malls Tuen Mun Town Plaza Phase I, Olympian City shopping malls, Island Resort mall, and China Hong Kong City recorded high occupancies and positive growth in rental income.

Office rental has experienced a strong growth in the second half of 2005 mainly due to the increase in demand for office on the part of both overseas and local companies. Many firms are now actively engaged in expanding their businesses and operations which is positive to the office sector.

(4) Property Investment *(Continued)*

The Group's asset enhancement programme is focused on customer satisfaction, loyalty, and maintaining the shopping malls' attractiveness. The programme involves a series of initiatives including renovations and adjustment to tenant mix in response to changing customer demand. The Group is committed to a policy of asset enhancement geared to increasing rental income and the enhancement of capital value.

As at 31st December, 2005, the Group had approximately 9.3 million square feet of attributable gross floor area of completed investment properties. Of this portfolio, commercial developments account for 53%, industrial developments 21%, car parks 17%, hotels 7%; with the remaining 2% being residential. Given the diversified portfolio of the Group's rental properties, the Group is well positioned to gain from rising rental. Moreover, it is anticipated that a total of approximately 1.38 million square feet of attributable gross floor area of commercial space will be completed throughout the next four years which will provide additional rental income for the Group. Majority of the commercial space will be designated for retail use which forms part either of a commercial/ residential complex or an office building.

(5) Hotels

The robust growth in business activities, healthy development in the regional tourism and the HKSAR Government's support and promotion of Hong Kong as Asia's premier international city augurs well for the tourism industry. Two of the Group's hotels namely The Fullerton Singapore and Conrad Hong Kong recorded good growth in earnings during the interim period ended 31st December, 2005.

The Group aims to provide and maintain the highest standards of customer service. During the period under review, the Group received a number of awards from renowned organisations in recognition of its quality of service, hotel management capability and quality of the food and beverage of its restaurant outlets. Management will continue its policy of improving the quality of its products and services so as to ensure customer satisfaction and enhance branding.

(6) Mainland Business

The Group's focused and selective approach to its development business in Mainland China not only resulted in the successful sales and completion of Beverly Garden and Colonnades Court both in Xiamen but has also given the Group a good foothold in that market. The Group is developing a number of projects in prime locations in various cities namely Shenzhen, Chengdu, Guangzhou, Xiamen, Fuzhou and Zhangzhou. The projects will be completed in phases over the next few years.

Other than the matters mentioned above, there has been no material change from the information published in the report and accounts for the financial year ended 30th June, 2005.

FINANCE

As at 31st December, 2005, the Group's gearing was 35%, expressed as a percentage of bank and other borrowings net of cash and bank balances over shareholders' equity. The increase in gearing compared with that as at 30th June, 2005 was mainly due to land bank acquisitions for development purpose and utilisation of credit facilities for existing development projects. Of the total borrowings, 12% was repayable within one year, 13% repayable between one and two years and 75% repayable between two and five years. The Group, including the attributable share of its associates, had cash resources of approximately HK$9,266 million, comprising cash on hand of approximately HK$2,354.1 million together with committed undrawn facilities of approximately HK$6,911.9 million. Total asset and shareholders' fund of the Group were HK$55.1 billion and HK$34.9 billion respectively.

In a litigation matter concerning an Agreement dated 19th December, 1996 entered into between the subsidiary companies of the Company and Hang Lung Development Company Limited ("Hang Lung"), the Court of Appeal on 30th December, 2005 handed down a judgment dismissing the Company's appeal against the judgment of a judge of the Court of First Instance dated 2nd August, 2004, finding in favour of Hang Lung. Acting on legal advice, the Company has lodged an appeal with the Court of Final Appeal against the judgment of the Court of Appeal. The Directors have been advised that this appeal is likely to be heard by the Court of Final Appeal in early 2007. On the basis of the uncertainty of the outcome of this appeal, the Directors are of the opinion that no provision in respect of the deposit paid and other liabilities arising from the Agreement should be made for the interim period ended 31st December, 2005.

There was no material change in foreign currency borrowings and the capital structure of the Group for the interim period ended 31st December, 2005. Foreign exchange exposure has been prudently kept at a minimal level. The Group's borrowings are subject to floating interest rates except for the Convertible Bonds due 2009.

CORPORATE GOVERNANCE

The Group places great significance on corporate integrity, business ethics and good governance. With the objective of achieving best practice of corporate governance, the Group has established Audit Committee, Compliance Committee and Remuneration Committee. The Group is committed to maintaining good corporate transparency as well as good communication with investors and shareholders by various channels such as non-deal roadshows, investor conferences, results briefing, site visits and corporate website to disseminate information on the Group's latest developments.

CUSTOMER SERVICE

The Group re-affirms its commitment to building quality projects. In keeping with its mission to enhance customer satisfaction, the Group will wherever possible ensure that best design concepts and features, which are also environmentally friendly, are integral elements of its developments. Management continues to conduct regular reviews of its properties and where necessary makes improvements to maintain its reputation for the highest standards of quality and service.

CUSTOMER SERVICE *(Continued)*

Delivering high-quality customer service has long been one of the Group's key business objectives. During the period under review, the Group's property management arm, Sino Estates Management Limited, received a number of awards from HKSAR Government and renowned organisations in recognition of its quality of service, management capability, contributions in community and charity services, and promotion of environmental protection. The Group will continue to make improvement in its quality of service so as to ensure customer satisfaction and enhance branding.

CORPORATE CITIZENSHIP

The Group acknowledges its corporate responsibilities to society. It believes that the long-term interests of shareholders can best be optimised by conducting business in a socially responsible manner and by adopting, where possible, environmentally friendly practices in its daily operations and business development.

In furtherance of the Group's strong commitment to good corporate citizenship, the Community Care Committee (the "Committee") has been working closely with different charitable and voluntary organizations to hold various community services to serve the needy. On the environmental protection side, the Group has collaborated with organisations such as Green Power, Friends of the Earth and the World Wide Fund for Nature to co-organise activities to arouse public awareness of and interest in protecting our nature; educate people ways of protecting our environment; and encourage the concept of green living. It is also the Group's belief that local arts and cultural activities are of utmost importance in fostering creativity, elevating the appreciation ability and improving the quality of life of the Hong Kong people. The Committee will continue to roll out more activities for staff participation as well as to serve the community in the years to come.

PROSPECTS

While the US economy continued to expand, in Europe several key countries were also able to record improvements in their economic environment. Japan has shown signs of economic recovery with improved exports coupled with modest growth in domestic consumption and investment. Hong Kong is on the path of a broad-based economic recovery with its solid economic fundamentals and robust economic development in Mainland China contributing to further growth.

With increasing economic activities, including exports, Hong Kong's GDP continued to record favourable growth in 2005. The Closer Economic Partnership Arrangement (CEPA), now entering the third phase of liberalising trade between Mainland China and Hong Kong, have created more and more business opportunities. The Pan-Pearl River Delta Regional Co-operation Framework Agreement also facilitates business activity between Mainland provinces and Hong Kong. Existing companies both local and foreign have expanded their sphere of operations in Hong Kong, while the number of new companies establishing an office in Hong Kong has continued to increase, further fuelling the increase in investment. The employment situation has improved, with the unemployment rate at a 4-year low. Pay rises and household wealth moved up gradually. An increase in household income has brought about an increase in consumer spending. The tourism industry has grown from strength to strength, with visitor arrivals reaching 23.4 million in 2005. Against this backdrop, demand for retail, office and industrial properties has firmed, and sustained and steady growth in these sectors is expected.

PROSPECTS *(Continued)*

Due to improving economic prospects and increased confidence in the future, the number of marriages has also increased for two consecutive years. Favourable mortgage terms, positive sentiments and various immigration schemes introduced by the HKSAR Government shall be conducive to a healthy growth in the residential sector. The HKSAR Government's Budget for 2006/2007 will provide further encouragement to homebuyers as it extends tax deduction for home loan interest by a further 3 years from 7 years to a total of 10 years. On the whole, Hong Kong economy is gaining strength, the economic outlook is positive; demand for residential properties, especially quality developments in prime locations is strong.

The Group will continue its policy of selectively and continuously replenishing its land bank to optimise earnings and of improving the quality of its properties and services so as to enhance the lifestyle for its customers. The Group's acquisition of prime sites for its land bank will enable it to strengthen the earnings and profitability, and continue to deliver value to its shareholders. The Directors are indeed confident in the medium to long term prospects of the Group.

STAFF AND MANAGEMENT

On behalf of the Board, I take this opportunity to express my sincere appreciation to all staff for their commitment, dedication and continuing support. I would also like to express my gratitude to my fellow Directors for their guidance and wise counsel.

Robert NG Chee Siong
Chairman

Hong Kong, 16th March, 2006

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 31st December, 2005

		Six months ended	
		31st December, 2005 (Unaudited)	31st December, 2004 (Unaudited and restated)
	Notes	***HK$***	*HK$*
Turnover	*4*	**918,562,211**	2,962,238,454
Cost of sales		**(7,407,480)**	(1,330,122,898)
Direct expenses		**(282,535,647)**	(374,816,834)
		628,619,084	1,257,298,722
Other income		**24,655,845**	17,263,499
Increase (decrease) in fair value of investment properties		**434,829,304**	(572,705)
Unrealised holding gain on investments in trading securities		**–**	139,686,792
Gain arising from change in fair value of trading investments		**45,021,965**	–
Loss on disposal of available-for-sale investments		**(920,856)**	–
Administrative expenses		**(230,341,110)**	(214,410,701)
Finance income	*5*	**91,228,636**	31,017,721
Finance costs	*6*	**(186,580,431)**	(72,615,107)
Net finance costs		**(95,351,795)**	(41,597,386)
Share of results of associates	*7*	**381,097,335**	626,020,626
Profit before taxation	*8*	**1,187,609,772**	1,783,688,847
Income tax expense	*9*	**(116,959,770)**	(143,924,125)
Profit for the period		**1,070,650,002**	1,639,764,722
Attributable to:			
Equity holders of the parent		**1,066,392,290**	1,462,289,099
Minority interests		**4,257,712**	177,475,623
		1,070,650,002	1,639,764,722
Dividend	*10*	**491,050,421**	301,421,608
Earnings per share	*11*		
Basic		**24.73 cents**	33.94 cents
Diluted		**24.19 cents**	33.74 cents

CONDENSED CONSOLIDATED BALANCE SHEET

At 31st December, 2005

	Notes	31st December, 2005 (Unaudited) HK$	30th June, 2005 (Audited and restated) HK$
Non-current assets			
Investment properties	12	**19,555,984,684**	18,882,180,537
Hotel property	13	**786,863,137**	763,571,224
Property, plant and equipment	14	**65,024,180**	65,831,426
Prepaid lease payments - non-current portion		**385,692,037**	357,029,722
Interests in associates	15	**3,985,574,840**	3,611,762,605
Investments in securities		**–**	1,541,060,100
Available-for-sale investments		**1,477,903,341**	–
Advances to associates		**8,415,560,046**	7,144,920,210
Advances to investee companies		**17,547,227**	18,786,862
Other non-current asset		**–**	300,000
Long-term loans receivable		**289,159,668**	417,554,118
		34,979,309,160	32,802,996,804
Current assets			
Properties under development		**13,857,253,567**	10,701,273,470
Stocks of unsold properties		**1,464,633,682**	1,508,162,626
Hotel inventories		**21,138,567**	20,928,947
Prepaid lease payments - current portion		**4,265,230**	4,295,942
Investments in securities		**–**	575,025,853
Trading investments		**620,048,171**	–
Amounts due from associates		**1,384,696,771**	1,416,080,967
Accounts and other receivables	16	**889,954,006**	929,221,029
Current portion of long-term loans receivable		**11,591,902**	21,243,879
Taxation recoverable		**209,808,339**	225,700,971
Restricted bank deposits		**262,987,516**	184,232,581
Time deposits, bank balances and cash		**1,400,474,681**	2,727,962,734
		20,126,852,432	18,314,128,999
Current liabilities			
Accounts and other payables	17	**2,032,273,726**	1,491,980,103
Amounts due to associates		**104,023,373**	263,821,581
Taxation payable		**176,149,608**	234,612,742
Current portion of long-term secured bank loans		**296,621,000**	386,447,000
Secured bank and other loans		**1,366,157,988**	217,843,781
Bank overdrafts		**4,564,000**	4,564,000
		3,979,789,695	2,599,269,207
Net current assets		**16,147,062,737**	15,714,859,792
		51,126,371,897	48,517,856,596
Capital and reserves			
Share capital		**4,316,495,248**	4,348,057,662
Share premium and reserves		**30,631,038,616**	30,279,048,433
Equity attributable to equity holders of parent		**34,947,533,864**	34,627,106,095
Minority interests		**11,493,740**	27,236,028
Total equity		**34,959,027,604**	34,654,342,123
Non-current liabilities			
Long-term borrowings - due after one year		**9,953,849,602**	7,639,748,509
Convertible bonds	18	**2,284,509,785**	2,258,927,488
Deferred taxation		**1,769,744,069**	1,705,016,202
Advances from associates		**1,875,285,614**	1,877,508,835
Advances from minority shareholders		**283,955,223**	382,313,439
		16,167,344,293	13,863,514,473
		51,126,371,897	48,517,856,596

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 31st December, 2005

	Attributable to equity holders of parent									
	Share capital HK$	Share premium HK$	Capital redemption reserve HK$	Recognition of equity component of convertible bonds HK$	Investment revaluation reserve HK$	Exchange reserve HK$	Retained profits HK$	Total HK$	Minority interests HK$	Total HK$
At 30th June, 2004 – as restated for early adoption of HKAS 40 & HK(SIC)-INT 21 *(Note 3)*	4,306,022,975	10,639,281,855	164,246,000	–	184,348,460	(7,456,447)	14,476,376,002	29,762,818,845	(585,933)	29,762,232,912
Effect of changes in accounting policies (Note 3)	–	–	–	–	–	–	(135,018,300)	(135,018,300)	(94,796,404)	(229,814,704)
At 30th June, 2004 and 1st July, 2004 – as restated	4,306,022,975	10,639,281,855	164,246,000	–	184,348,460	(7,456,447)	14,341,357,702	29,627,800,545	(95,382,337)	29,532,418,208
Surplus on revaluation	–	–	–	–	173,062,703	–	–	173,062,703	–	173,062,703
Exchange differences arising from translation of operations outside Hong Kong	–	–	–	–	–	(5,924,170)	–	(5,924,170)	–	(5,924,170)
Net income (expenses) recognised directly in equity	–	–	–	–	173,062,703	(5,924,170)	–	167,138,533	–	167,138,533
Profit for the period	–	–	–	–	–	–	1,462,289,099	1,462,289,099	177,475,623	1,639,764,722
Total recognised income and expense for the period	–	–	–	–	173,062,703	(5,924,170)	1,462,289,099	1,629,427,632	177,475,623	1,806,903,255
Shares issued in lieu of cash dividend	28,435,469	–	–	–	–	–	–	28,435,469	–	28,435,469
Premium on issue of shares upon scrip dividend	–	182,555,713	–	–	–	–	–	182,555,713	–	182,555,713
Share issue expenses	–	(30,000)	–	–	–	–	–	(30,000)	–	(30,000)
Recognition of equity component of convertible bonds	–	–	–	221,410,687	–	–	–	221,410,687	–	221,410,687
Deferred taxation on equity component of convertible bonds	–	–	–	(38,746,870)	–	–	–	(38,746,870)	–	(38,746,870)
Acquisition of partial interest in a subsidiary	–	–	–	–	–	–	–	–	326,765	326,765
Dividend paid to minority shareholders	–	–	–	–	–	–	–	–	(45,378,323)	(45,378,323)
Final dividend – 2004	–	–	–	–	–	–	(301,421,608)	(301,421,608)	–	(301,421,608)
At 31st December, 2004	4,334,458,444	10,821,807,568	164,246,000	182,663,817	357,411,163	(13,380,617)	15,502,225,193	31,349,431,568	37,041,728	31,386,473,296
At 30th June, 2005– as adjusted for early adopted of HKAS 40 & HK(SIC) – INT 21	4,348,057,662	11,080,547,676	192,050,000	–	192,369,410	(10,381,959)	18,825,897,063	34,628,539,852	40,657,133	34,669,196,985
Retrospective adjustments of changes in accounting policies *(Note 3)*	–	–	–	182,663,817	–	–	(184,097,574)	(1,433,757)	(13,421,105)	(14,854,862)
At 30th June, 2005 – as restated	4,348,057,662	11,080,547,676	192,050,000	182,663,817	192,369,410	(10,381,959)	18,641,799,489	34,627,106,095	27,236,028	34,654,342,123
Effect of changes in accounting policies *(Note 3)*	–	–	–	–	–	–	84,618,548	84,618,548	–	84,618,548
At 1st July, 2005 – as restated	4,348,057,662	11,080,547,676	192,050,000	182,663,817	192,369,410	(10,381,959)	18,726,418,037	34,711,724,643	27,236,028	34,738,960,671
Loss on available-for-sale investments	–	–	–	–	(63,213,343)	–	–	(63,213,343)	–	(63,213,343)
Exchange differences arising from translation of operations outside Hong Kong	–	–	–	–	–	40,484,033	–	40,484,033	–	40,484,033
Net (expense) income recognised directly in equity	–	–	–	–	(63,213,343)	40,484,033	–	(22,729,310)	–	(22,729,310)
Profit for the period	–	–	–	–	–	–	1,066,392,290	1,066,392,290	4,257,712	1,070,650,002
Total recognised income and expense for the period	–	–	–	–	(63,213,343)	40,484,033	1,066,392,290	1,043,662,980	4,257,712	1,047,920,692
Shares issued in lieu of cash dividend	51,113,586	–	–	–	–	–	–	51,113,586	–	51,113,586
Premium on issue of shares upon scrip dividend	–	374,151,437	–	–	–	–	–	374,151,437	–	374,151,437
Share issue expenses	–	(30,000)	–	–	–	–	–	(30,000)	–	(30,000)
Cancellation upon repurchase of own shares	(82,676,000)	–	82,676,000	–	–	–	(742,768,393)	(742,768,393)	–	(742,768,393)
Revaluation reserve released on disposal	–	–	–	–	730,032	–	–	730,032	–	730,032
Dividend paid to minority shareholders	–	–	–	–	–	–	–	–	(20,000,000)	(20,000,000)
Final dividend – 2005	–	–	–	–	–	–	(491,050,421)	(491,050,421)	–	(491,050,421)
At 31st December, 2005	**4,316,495,248**	**11,454,669,113**	**274,726,000**	**182,663,817**	**129,886,099**	**30,102,074**	**18,558,991,513**	**34,947,533,864**	**11,493,740**	**34,959,027,604**

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the six months ended 31st December, 2005

	Six months ended 31st December, 2005 (Unaudited) *HK$*	Six months ended 31st December, 2004 (Unaudited) *HK$*
Net cash used in operating activities	**(2,270,752,740)**	(2,434,247,175)
Net cash (used in) from investing activities	**(1,192,365,300)**	288,486,217
Net cash from financing activities	**2,139,049,581**	2,762,724,345
Net (decrease) increase in cash and cash equivalents	**(1,324,068,459)**	616,963,387
Cash and cash equivalents at beginning of the period	**2,723,398,734**	2,764,455,851
Effect of foreign exchange rate changes	**(3,419,594)**	(23,703,303)
Cash and cash equivalents at end of the period	**1,395,910,681**	3,357,715,935
Analysis of the balances of cash and cash equivalents:		
Time deposits, bank balances and cash	**1,400,474,681**	3,362,279,935
Bank overdrafts	**(4,564,000)**	(4,564,000)
	1,395,910,681	3,357,715,935

1. BASIS OF PREPARATION

The condensed financial statements have been prepared in accordance with the applicable disclosure requirements of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

2. PRINCIPAL ACCOUNTING POLICIES

The condensed financial statements have been prepared on the historical cost basis except for investment properties and certain financial instruments, which are measured at fair values.

The accounting policies used in the condensed financial statements are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 30th June 2005 except as described below.

In the current period, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRS(s)"), Hong Kong Accounting Standards ("HKAS(s)") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the HKICPA that are effective for the accounting periods beginning on or after 1st January, 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interest and share of tax of associates has been changed. The changes in presentation have been applied retrospectively.

As disclosed in the financial statements for the year ended 30th June, 2005, the Group had elected to early adopt HKAS 40 "Investment Property" and HK(SIC)– INT 21 "Income Taxes – Recovery of Revalued Non-Depreciable Assets" (See Note 3 for the financial impact).

The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current or prior accounting periods are prepared and presented:

Business combinations

In the current period, the Group has applied the transitional provisions of HKFRS 3 "Business Combinations" to goodwill acquired in business combinations for which the agreement date was before 1st January, 2005. The principal effects of the application of the transitional provisions of HKFRS 3 to the Group are summarised below:

Goodwill

In previous periods, goodwill arising on acquisitions of subsidiaries and associates prior to 1st January, 2005 was capitalised and amortised over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3. With respect to goodwill previously included in interests in associates amounted to HK$142,498,716, the Group has continued amortising such goodwill till 30th June, 2005 and discontinued amortising such goodwill from 1st July, 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1st January, 2005 is measured at cost less accumulated impairment losses, if any, after initial recognition. As a result of this change in accounting policy, no amortisation of goodwill has been charged in the current period. Comparative figures for the six months ended 31st December, 2004 have not been restated.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Business combinations *(Continued)*

Discount on acquisition (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognised immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1st January, 2005 was presented as a deduction from assets and released to income based on an analysis of the circumstances from which the balance resulted. The Group has applied the relevant transitional provisions in HKFRS 3 and derecognised negative goodwill on 1st July, 2005 of HK$84,618,548 previously presented as a deduction from interests in associates, with a corresponding increase in retained profits as at 1st July, 2005.

Financial instruments

In the current period, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. HKAS 39, which is effective for accounting periods beginning on or after 1st January, 2005, generally does not permit the recognition, derecognition or measurement of financial assets and liabilities on a retrospective basis. The principal effects resulting from the implementation of HKAS 32 and HKAS 39 are summarised below:

Convertible bonds

The principal impact of HKAS 32 on the Group is in relation to convertible bonds issued by the Group that contain both liability and equity components. Previously, convertible bonds were classified as liabilities on the balance sheet. HKAS 32 requires an issuer of a compound financial instrument (that contains both financial liability and equity components) to separate the compound financial instrument into its liability and equity components on its initial recognition and to account for these components separately. In subsequent periods, the liability component is carried at amortised cost using the effective interest method. Because HKAS 32 requires retrospective application, comparative figures for 2004 have been restated. Comparative profit for 2004 has been restated in order to reflect the increase in effective interest on the liability component (See Note 3 for the financial impact).

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to the classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Classification and measurement of financial assets and financial liabilities (Continued)

By 30th June, 2005, the Group classified and measured its investments in debt and equity securities in accordance with the alternative treatment of Statement of Standard Accounting Practice 24 "Accounting for Investments in Securities" issued by the HKICPA ("SSAP 24"). Under SSAP 24, investments in debt or equity securities are classified as "trading securities", "non-trading securities" or "held-to-maturity investments" as appropriate. Both "trading securities" and "non-trading securities" are measured at fair value. Unrealised gains or losses of "trading securities" are reported in profit or loss for the period in which gains or losses arise. Unrealised gains or losses of "non-trading securities" are reported in equity until the securities are sold or determined to be impaired, at which time the cumulative gain or loss previously recognised in equity is included in the net profit or loss for that period. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity financial assets". "Financial assets at fair value through profit or loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognised in profit or loss and equity, respectively. "Loans and receivables" and "held-to-maturity financial assets" are measured at amortised cost using the effective interest method after initial recognition.

On 1st July, 2005, the Group classified and measured its debt and equity securities in accordance with the requirements of HKAS 39. Non-trading securities and club debentures classified under non-current assets and trading securities classified under current assets at 30th June, 2005 have been reclassified to "available-for-sale financial assets" and "financial assets at fair value through profit or loss", respectively. There was no material effect on the Group's retained profits. Accordingly, no adjustment has been required.

Financial assets and financial liabilities other than debt and equity securities

From 1st July, 2005 onwards, the Group classifies and measures its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "financial liabilities other than financial liabilities at fair value through profit or loss (other financial liabilities)". "Other financial liabilities" are carried at amortised cost using the effective interest method. The adoption of HKAS 39 has had no material effect on the Group's retained profits. Accordingly, no adjustment has been required.

Hotel properties

In previous periods, hotel properties of the Group are stated at cost and no depreciation was provided on hotel properties held on leases of more than twenty years. It was the Group's practice to maintain its hotel properties on a continual state of sound repairs and maintenance. In the current period, the Group has applied HKAS 16 "Property, plant and equipment". Under HKAS 16, the depreciable amount of the property, plant and equipment shall be allocated on a systematic basis over their useful lives. In addition, the residual values and the useful lives of property, plant and equipment shall be reviewed at least at each financial year-end.

During the period, the Group reviewed the residual values and useful lives of its hotel properties, depreciation is provided on hotel properties and these changes are accounted for in accordance with HKAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors" (see Note 3 for the financial impact).

2. PRINCIPAL ACCOUNTING POLICIES *(Continued)*

Owner-occupied leasehold interest in land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment and measured using the cost model. In the current period, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortised over the lease term on a straight-line basis. This change in accounting policy has been applied retrospectively (see Note 3 for the financial impact).

Potential impact of new Standards not yet adopted

The Group has not early applied the following new standards, interpretations or amendments that have been issued but are not effective.

HKAS 1 (Amendment)	Capital disclosures[1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures[2]
HKAS 21 (Amendment)	Net investment in a foreign operation[2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions[2]
HKAS 39 (Amendment)	The fair value option[2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts[2]
HKFRS 6	Exploration for and evaluation of mineral resources[2]
HKFRS 7	Financial instruments: Disclosures[1]
HKFRS – INT 4	Determining whether an arrangement contains a lease[2]
HKFRS – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds[2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment[3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies[4]

[1] Effective for annual periods beginning on or after 1st January, 2007.
[2] Effective for annual periods beginning on or after 1st January, 2006.
[3] Effective for annual periods beginning on or after 1st December, 2005.
[4] Effective for annual periods beginning on or after 1st March, 2006.

The Group is the process of assessing the impact of these new standards, interpretations and amendments in the period of initial application. The Group is not yet in a position to state whether the adoption of them would have a significant impact on the results of its operations and its financial position.

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in Note 2 on the results for the current and prior periods are as follows:

(a) On results

	Effect of adopting	Six months ended **31st December, 2005** *HK$*	Six months ended 31st December, 2004 *HK$*
Early adoption of the new HKFRSs for the year ended 30th June, 2005:			
Increase (decrease) in share of results of associates			
– Share of increase in fair value of investment properties of associates	HKAS 40	**341,525,913**	81,621,797
– Increase in deferred taxation on increase in fair value of investment properties of associates	HK(SIC)– INT 21	**(35,022,825)**	(9,963,647)
Increase (decrease) in fair value of investment properties	HKAS 40	**434,829,304**	(572,705)
Increase in costs of sales	HKAS 40	**(598,581)**	(108,320)
Increase in deferred taxation on increase (decrease) in fair value of investment properties for subsidiaries	HK(SIC)– INT 21	**(59,722,156)**	(1,819,022)
		681,011,655	69,158,103
Adoption of the new HKFRSs for the period ended 31st December, 2005:			
Increase (decrease) in share of results of associates			
– Decrease in release of negative goodwill to income statement	HKFRS 3	**(2,564,199)**	–
– Depreciation expenses for owner-operated hotel property	HK– INT 2	**(7,487,466)**	(7,547,891)
– Decrease in deferred taxation relating to depreciation expenses for owner-operated hotel property	HK– INT 2	**1,310,307**	1,320,881
– Non-amortisation of goodwill	HKFRS 3	**6,477,214**	–
Depreciation expenses for owner-operated hotel property	HK– INT 2	**(4,294,606)**	(4,325,535)
Amortisation of prepaid lease payments	HKAS 17	**(2,132,615)**	(2,147,971)
Increase in effective interest expense on the liability component of convertible bonds	HKAS 32	**(25,582,297)**	(3,495,708)
		(34,273,662)	(16,196,224)
Increase in profit for the period		**646,737,993**	52,961,879

(b) On income statement line items

	Six months ended **31st December, 2005** *HK$*	Six months ended 31st December, 2004 *HK$*
Early adoption of the new HKFRSs for the year ended 30th June, 2005:		
Increase in share of results of associates	**306,503,088**	71,658,150
Increase (decrease) in fair value of investment properties	**434,829,304**	(572,705)
Increase in cost of sales	**(598,581)**	(108,320)
Increase in income tax expense	**(59,722,156)**	(1,819,022)
	681,011,655	69,158,103
Adoption of the new HKFRSs for the period ended 31st December, 2005:		
Decrease in share of results of associates	**(2,264,144)**	(6,227,010)
Increase in administrative expenses	**(6,427,221)**	(6,473,506)
Increase in finance costs	**(25,582,297)**	(3,495,708)
	(34,273,662)	(16,196,224)
Increase in profit for the period	**646,737,993**	52,961,879

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

(c) The cumulative effects of the application of the new HKFRSs as at 30th June 2005 and 1st July, 2005 are summarised below:

	As at 30th June, 2005 (as adjusted upon early adoption of HKAS 40 & HK(SIC)-INT 21) HK$	Effect of HKAS 1 HK$	Effect of HK-INT 2/ HKAS 16 HK$	Effect of HK(SIC)-INT 21 HK$	Effect of HKAS 32 HK$	As at 30th June, 2005 (restated) HK$	Effect of HKAS 39 HK$	Effect of HKFRS 3 HK$	As at 1st July, 2005 (restated) HK$
Balance sheet items									
Hotel property	1,179,346,094	-	(415,774,870)	-	-	763,571,224	-	-	763,571,224
Prepaid lease payments	-	-	361,325,664	-	-	361,325,664	-	-	361,325,664
Interests in associates	10,862,541,981	(7,144,920,210)	(105,859,166)	-	-	3,611,762,605	69,506,421	84,618,548	3,765,887,574
Investments in securities	2,116,085,953	-	-	-	-	2,116,085,953	(2,116,085,953)	-	-
Available-for-sale investments	-	-	-	-	-	-	1,541,360,100	-	1,541,360,100
Advances to associates	-	7,144,920,210	-	-	-	7,144,920,210	(69,506,421)	-	7,075,413,789
Other non-current asset	300,000	-	-	-	-	300,000	(300,000)	-	-
Trading investments	-	-	-	-	-	-	575,025,853	-	575,025,853
Convertible bonds	-	-	-	-	(2,258,927,488)	(2,258,927,488)	-	-	(2,258,927,488)
Long-term borrowings – due after one year	(10,096,297,482)	-	-	-	2,456,548,973	(7,639,748,509)	-	-	(7,639,748,509)
Advances from minority shareholders	(368,892,334)	-	-	-	(13,421,105)	(382,313,439)	-	-	(382,313,439)
Deferred taxation	(1,666,269,332)	-	-	(38,746,870)	-	(1,705,016,202)	-	-	(1,705,016,202)
Other assets and liabilities	32,642,382,105	-	-	-	-	32,642,382,105	-	-	32,642,382,105
	34,669,196,985	-	(160,308,372)	(38,746,870)	184,200,380	34,654,342,123	-	84,618,548	34,738,960,671
Retained profits	(18,825,897,063)	-	160,308,372	-	23,789,202	(18,641,799,489)	-	(84,618,548)	(18,726,418,037)
Capital reserve – equity component of convertible bonds	-	-	-	38,746,870	(221,410,687)	(182,663,817)	-	-	(182,663,817)
Minority interests	-	(40,657,133)	-	-	13,421,105	(27,236,028)	-	-	(27,236,028)
Capital and other reserves	(15,802,642,789)	-	-	-	-	(15,802,642,789)	-	-	(15,802,642,789)
	(34,628,539,852)	(40,657,133)	160,308,372	38,746,870	(184,200,380)	(34,654,342,123)	-	(84,618,548)	(34,738,960,671)
Minority interests	(40,657,133)	40,657,133	-	-	-	-	-	-	-
	(34,669,196,985)	-	160,308,372	38,746,870	(184,200,380)	(34,654,342,123)	-	(84,618,548)	(34,738,960,671)

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

(d) The financial effects of the application of the new HKFRSs to the Group's equity at 30th June, 2004 and 1st July, 2004 are summarised as follows:

	As at 30th June, 2004 (as restated upon early adoption of HKAS 40 & HK(SIC)- INT 21)	Effect of HK- INT 2/ HKAS 16/ HKAS 32	As at 1st July, 2004 (restated)
	HK$	*HK$*	*HK$*
Retained profits	14,476,376,002	(135,018,300)	14,341,357,702
Capital and other reserves	15,286,442,843	–	15,286,442,843
Minority interests	(585,933)	(94,796,404)	(95,382,337)
Total effects on equity	29,762,232,912	(229,814,704)	29,532,418,208

4. SEGMENT INFORMATION

Business segments

For management purposes, the Group is currently organised into five operating divisions – property, investments in securities, financing, hotel and building management and services. These operating divisions are the basis on which the Group reports its primary segment information as below:

Six months ended 31st December, 2005

	Property	Investments in securities	Financing	Hotel	Building management and services	Elimination	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*
Turnover							
Property rental	491,000,757	-	-	-	-	-	491,000,757
Property sales	15,591,800	-	-	-	-	-	15,591,800
Hotel operations	-	-	-	151,255,955	-	-	151,255,955
Management services	33,618,534	-	-	-	184,871,090	-	218,489,624
Share investment and dealing	-	33,900,714	-	-	-	-	33,900,714
Financing	-	-	8,323,361	-	-	-	8,323,361
	540,211,091	33,900,714	8,323,361	151,255,955	184,871,090	-	918,562,211
Other income	8,218,195	7,852,918	631,858	137,731	7,815,143	-	24,655,845
Inter-segment sales *	-	-	-	-	11,419,811	(11,419,811)	-
Total	548,429,286	41,753,632	8,955,219	151,393,686	204,106,044	(11,419,811)	943,218,056
SEGMENT RESULT	879,953,090	85,337,678	8,955,219	77,792,183	80,167,172	-	1,132,205,342
Unallocated corporate expenses							(230,341,110)
Net finance costs							(95,351,795)
Share of results of associates							381,097,335
Profit before taxation							1,187,609,772
Income tax expense							(116,959,770)
Profit for the period							1,070,650,002

4. SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

Six months ended 31st December, 2004

	Property	Investments in securities	Financing	Hotel	Building management and services	Elimination	Consolidated
	HK$	*HK$*	*HK$*	*HK$*	*HK$*	*HK$*	*HK$* (restated)
Turnover							
Property rental	423,730,637	–	–	–	–	–	423,730,637
Property sales	2,150,444,412	–	–	–	–	–	2,150,444,412
Hotel operations	–	–	–	144,068,699	–	–	144,068,699
Management services	32,924,817	–	–	–	175,915,837	–	208,840,654
Share investment and dealing	–	21,663,512	–	–	–	–	21,663,512
Financing	–	–	13,490,540	–	–	–	13,490,540
	2,607,099,866	21,663,512	13,490,540	144,068,699	175,915,837	–	2,962,238,454
Other income	8,283,595	53,293	676,693	–	8,249,918	–	17,263,499
Inter-segment sales *	–	–	–	–	7,227,668	(7,227,668)	–
Total	2,615,383,461	21,716,805	14,167,233	144,068,699	191,393,423	(7,227,668)	2,979,501,953
SEGMENT RESULT	1,092,148,422	161,403,597	14,167,233	70,907,980	75,049,076	–	1,413,676,308
Unallocated corporate expenses							(214,410,701)
Net finance costs							(41,597,386)
Share of results of associates							626,020,626
Profit before taxation							1,783,688,847
Income tax expense							(143,924,125)
Profit for the period							1,639,764,722

* *Inter-segment sales were charged at cost plus margin basis as agreed between both parties.*

5. FINANCE INCOME

	Six months ended	
	31st December, 2005	31st December, 2004
	HK$	*HK$*
Interest income on:		
advances to associates	**15,392,974**	22,355,066
advances to investee companies	**3,515,134**	3,416,640
bank deposits	**19,381,170**	5,246,015
Imputed interest income on non-current interest-free advances to associates	**52,939,358**	–
	91,228,636	31,017,721

6. FINANCE COSTS

	Six months ended	
	31st December, 2005	31st December, 2004
	HK$	*HK$*
		(restated)
Interests on bank and other borrowings wholly repayable within five years	**209,781,484**	82,041,784
Effective interest expense on convertible bonds	**45,894,797**	7,789,030
Imputed interest expense on non-current interest-free advances from associates	**13,479,015**	–
Loan facility arrangement fees and finance charges	**12,125,452**	5,112,121
	281,280,748	94,942,935
Less: Amount capitalised to properties under development	**(94,700,317)**	(22,327,828)
	186,580,431	72,615,107

7. SHARE OF RESULTS OF ASSOCIATES

Share of results of associates included an increase in fair value of investment properties of the associates of HK$341,525,913 *(six months ended 31st December, 2004: HK$81,621,797 as restated)* recognised in the income statements of the associates.

8. PROFIT BEFORE TAXATION

	Six months ended 31st December, 2005 HK$	Six months ended 31st December, 2004 HK$ (restated)
Profit before taxation has been arrived at after charging (crediting):		
Amortisation of prepaid lease payments	**2,132,615**	2,147,971
Cost of hotel inventories recognised	**16,130,103**	13,419,165
Depreciation expenses for owner-operated hotel property	**4,294,606**	4,325,535
Depreciation of property, plant and equipment	**7,231,840**	9,137,837
Gain on disposal of property, plant and equipment	**(167,677)**	–
Loss on disposal of investment properties	**517,183**	5,103
Share of tax of associates (included in share of results of associates)	**46,979,250**	112,035,095

9. INCOME TAX EXPENSE

	Six months ended 31st December, 2005 HK$	Six months ended 31st December, 2004 HK$ (restated)
The charge comprises:		
Taxation attributable to the Company and its subsidiaries		
Hong Kong Profits Tax	**40,829,459**	129,987,694
Other jurisdictions	**11,991,498**	9,877,100
	52,820,957	139,864,794
Deferred taxation	**64,138,813**	4,059,331
	116,959,770	143,924,125

Hong Kong Profits Tax is calculated at 17.5% *(six months ended 31st December, 2004: 17.5%)* of the estimated assessable profits for the period.

Taxes on profits assessable in the People's Republic of China and elsewhere have been calculated at rates of taxation prevailing in the country and the regions in which the Group operates.

The Inland Revenue Department ("IRD") initiated tax inquiries for the years of assessment 1995/96 to 1998/99, on a wholly-owned subsidiary, Sing-Ho Finance Company Limited ("Sing-Ho Finance"). Notices of assessment for additional tax in an aggregate sum of approximately HK$270,507,000 were issued to Sing-Ho Finance for the years under review and objections were properly lodged with the IRD by Sing-Ho Finance. The IRD also initiated a tax inquiry for the years of assessment 1998/99 to 2001/02 on another wholly-owned subsidiary, City Empire Limited ("City Empire"). Notices of assessment for additional tax of approximately HK$263,438,000 were issued to City Empire for the years under review and objections were lodged properly with the IRD by City Empire. In the opinion of the Directors, in view of the tax inquiries are still at the stage of collation of evidence, the ultimate outcome of these tax inquiries cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made.

10. DIVIDEND

	Six months ended	
	31st December, 2005	31st December, 2004
	HK$	*HK$*
Final dividend for the year ended 30th June, 2005 of HK11.5 cents *(year ended 30th June, 2004: HK7 cents)* per share, with a scrip dividend option	**491,050,421**	301,421,608

The Directors determined that an interim dividend for the six months ended 31st December, 2005 of HK8.5 cents *(six months ended 31st December, 2004: HK8.5 cents)* per share would be paid to the shareholders of the Company whose names appear in the Register of Members on 21st April 2006.

11. EARNINGS PER SHARE

The calculation of the basic and diluted earnings per share attributable to the equity holders of the parent is based on the following data:

	Six months ended	
	31st December, 2005	31st December, 2004
	HK$	*HK$* (restated)
Earnings for the purpose of basic earnings per share	**1,066,392,290**	1,462,289,099
Effect of dilutive potential ordinary shares:		
Reduction of finance costs, net of tax	**42,340,110**	7,176,834
Earnings for the purpose of diluted earnings per share	**1,108,732,400**	1,469,465,933
	Number of shares	Number of shares
Weighted average number of ordinary shares for the purpose of basic earnings per share	**4,311,801,841**	4,307,877,462
Effect of dilutive potential ordinary shares:		
Convertible bonds	**271,002,710**	47,130,906
Weighted average number of ordinary shares for the purpose of diluted earnings per share	**4,582,804,551**	4,355,008,368

11. EARNINGS PER SHARE *(Continued)*

The adjustment to comparative basic and diluted earnings per share, arising from the changes in accounting policies shown in Note 2 above, is as follows:

	Basic *HK cents*	Diluted *HK cents*
Reconciliation of earnings per share for the six months ended 31st December, 2004		
Reported figure before adjustments	32.72	32.43
Adjustments arising from the changes in accounting policies	1.22	1.31
As restated	33.94	33.74

12. INVESTMENT PROPERTIES

The Group's investment properties at 31st December, 2005 were fair-valued by Chesterton Petty Limited, independent valuers not connected with the Group. The valuation, which conforms to International Valuation Standards, was determined by reference to recent market prices for similar properties.

13. HOTEL PROPERTY

During the six months ended 31st December, 2005, additions to hotel property amounted to HK$19,856,379 *(six months ended 31st December, 2004: Nil).*

14. PROPERTY, PLANT AND EQUIPMENT

During the six months ended 31st December, 2005, additions to property, plant and equipment amounted to HK$6,924,038 *(six months ended 31st December, 2004: HK$9,590,383).*

15. INTERESTS IN ASSOCIATES

	31st December, 2005 ***HK$***	30th June, 2005 *HK$* (restated)
Cost of investment in associates – unlisted shares, at cost	**1,940,924,058**	1,801,469,502
Share of post-acquisition reserves	**1,902,152,066**	1,752,412,935
Goodwill	**142,498,716**	142,498,716
Negative goodwill	–	(84,618,548)
	3,985,574,840	3,611,762,605

Negative goodwill with carrying amount of HK$84,618,548 as at 30th June, 2005 was presented as a deduction from the cost of investments in associates. In prior years, negative goodwill was released to income on a straight-line basis over the remaining weighted average useful life of the identifiable acquired depreciable assets of HK$5,128,398 per annum. The amount of negative goodwill released to the income statement for the six months ended 31st December, 2004 was HK$2,564,199. All negative goodwill was derecognised on 1st July, 2005 upon the application of HKFRS 3 (See Note 3 for the financial impact).

15. INTERESTS IN ASSOCIATES *(Continued)*

The IRD initiated tax inquiries for the years of assessment 1994/95 to 2002/03 on a wholly-owned subsidiary, Wide Harvest Investment Limited ("WHI"), of the Group's associates, Million Success Limited ("MSL") and for the years of assessment 1994/95 to 1998/99 on a wholly-owned subsidiary, Murdoch Investments Inc. ("MII"), of the Group's associates, Erleigh Investment Limited. Notices of assessment for additional tax in the aggregate amounts of approximately HK$396,088,000 and HK$54,397,000 were issued to WHI and MII for the years under review, respectively, and objections were properly lodged with the IRD by WHI and MII. The effective share of the amount attributable to the Group as at 31st December, 2005 is estimated to be approximately HK$99,022,000 and HK$24,479,000, respectively. In view of the tax inquiries are still at the stage of collation of evidence, the management of WHI and of MII are of the opinion that the ultimate outcome of the tax inquiries cannot presently be determined with an acceptable degree of reliability, and accordingly, no provision for any liabilities that may result has been made in the financial statements of WHI and of MII.

The Directors of the Company have taken note of the above matters and have made due inquiries. Nothing has come to the attention of the Board of Directors of the Company which indicates that there has been material subsequent development or change in status in respect of the above matters.

16. ACCOUNTS AND OTHER RECEIVABLES

Included in accounts and other receivables are trade receivables of HK$95,518,365 *(30th June, 2005: HK$114,463,104)* mainly comprising rental receivables, which are billed in advance and settlement are expected upon receipt of billings, and sales proceeds receivables.

The following is an aged analysis of trade receivables at the reporting date:

	31st December, 2005 *HK$*	30th June, 2005 *HK$*
0 – 30 days	**46,660,685**	69,922,128
31 – 60 days	**11,602,732**	7,667,044
61 – 90 days	**3,497,783**	3,966,394
Over 90 days	**33,757,165**	32,907,538
	95,518,365	114,463,104

Trade receivables over 90 days amounting to HK$33,757,165 *(30th June, 2005: HK$32,907,538)* are sufficiently covered by rental deposits received from the respective tenants and no allowance is required for these receivables under the Group's allowance policy.

17. ACCOUNTS AND OTHER PAYABLES

Included in accounts and other payables are trade payables of HK$119,468,952 *(30th June, 2005: HK$46,362,783)*.

The following is an aged analysis of trade payables at the reporting date:

	31st December, 2005	30th June, 2005
	HK$	*HK$*
0 – 30 days	**75,844,423**	36,261,254
31 – 60 days	**34,376,086**	5,203,756
61 – 90 days	**2,420,520**	887,878
Over 90 days	**6,827,923**	4,009,895
	119,468,952	46,362,783

18. CONVERTIBLE BONDS

On 30th November, 2004, a wholly-owned subsidiary of the Company, Getsmart Finance Limited ("Getsmart"), issued HK$2,500,000,000 1.625% guaranteed convertible bonds due in November 2009 ("2009 Bonds"). The 2009 Bonds carries a right to convert at any time on and after 30th December, 2004 up to the close of business on 30th October, 2009 into ordinary shares of the Company at an initial conversion price of HK$9.225 per share, subject to adjustment.

All or some of the 2009 Bonds are redeemable at the option of the relevant holder at their principal amount together with accrued interest on 30th November, 2007. If at any time the aggregate principal amount of 2009 Bonds outstanding is less than 10 per cent of the aggregate principal amount originally issued, Getsmart shall have the option to redeem such outstanding bonds in whole but not in part at their principal amount together with accrued interest. In addition, on or at any time after 30th November, 2007 but not less than seven business days prior to 30th November, 2009, Getsmart has the right to mandatorily convert the bonds in whole but not in part into shares upon satisfying certain requirements.

None of the 2009 Bonds were converted into ordinary shares of the Company by the bondholders during the period.

Upon the application of HKAS 32, the convertible bonds were split between the liability and equity elements, on a retrospective basis (See Note 3 for the financial impact). The equity element is presented in equity heading "Recognition of equity component of convertible bonds".

In accordance with HKAS 39, the redemption element at the option of the bondholders of the convertible bonds represents an embedded derivative instrument which is not closely related to the bond and hence, should be accounted for separately. The Directors had assessed the fair value of the redemption option at the right of the bondholders of the convertible bonds and consider its fair value is insignificant.

18. CONVERTIBLE BONDS *(Continued)*

The movement of the liability component of the convertible bonds for the period is set out below:

	HK$
Liability component at 1st January, 2005	2,233,716,799
Interest charged	45,523,189
Interest paid	(20,312,500)
Liability component at 30th June, 2005	2,258,927,488
Interest charged *(Note 6)*	45,894,797
Interest paid	(20,312,500)
Liability component at 31st December, 2005	**2,284,509,785**

The fair value of the liability component of the convertible bonds as at 31st December, 2005 and 30th June, 2005 approximated to the corresponding carrying amount.

19. PLEDGE OF ASSETS

(a) At 31st December, 2005, the aggregate facilities of bank loans, overdrafts and other loans amounting to HK$16,315,251,588 *(30th June, 2005: HK$16,671,721,396)* were secured by certain of the Group's listed investments, properties, bank deposits and bank balances. At that date, the facilities were utilised to the extent of HK$10,767,104,338 *(30th June, 2005: HK$7,776,781,646)*.

(b) At 31st December, 2005, investments and the benefits in the advances to certain associates were pledged or assigned to secure loan facilities made available by banks or financial institutions to such associates. The Group's attributable portion of these facilities amounted to HK$2,588,466,559 *(30th June, 2005: HK$2,782,133,937)*, of which HK$2,402,883,226 *(30th June, 2005: HK$2,534,581,538)* was utilised by the associates and guaranteed by the Company.

20. COMMITMENTS AND CONTINGENT LIABILITIES

At the balance sheet date, the Group had the following commitments and contingent liabilities not provided for in the financial statements:

		31st December, 2005 *HK$*	30th June, 2005 *HK$*
(a)	Commitments in respect of property development expenditure:		
	Authorised but not contracted for	**36,558,487**	19,012,414
	Contracted but not provided for	**2,315,499,177**	2,089,453,770
		2,352,057,664	2,108,466,184
(b)	Guarantees in respect of banking facilities and other liabilities of associates		
	– Utilised	**2,402,883,226**	2,534,581,538
	– Not utilised	**188,088,333**	250,057,399
		2,590,971,559	2,784,638,937

(c) On 19th December, 1996, the Company and its wholly-owned subsidiary, Mariner International Hotels Limited (collectively referred to as "Mariner"), entered into an agreement (the "Agreement") with Hang Lung Development Company Limited and its subsidiary, Atlas Limited (collectively referred to as "Hang Lung") to acquire a company which owned a property in Yau Kom Tau, Tsuen Wan, New Territories, which was to be developed into a hotel. The total consideration payable by Mariner for the purchase was HK$1,070,000,000, in respect of which a deposit and part payments in the total sum of HK$321,000,000 were paid by Mariner to Hang Lung pursuant to the Agreement. On 30th June, 1998, Mariner terminated the Agreement. This termination gave rise to litigation between Mariner and Hang Lung. There has been a trial of the issue of which party repudiated the Agreement. On this issue the trial judge gave judgment for Hang Lung on 2nd August, 2004.

On legal advice Mariner lodged an appeal against the judgment, which was heard in the Court of Appeal in November 2005. The Court of Appeal on 30th December, 2005 handed down a judgment dismissing Mariner's appeal against the judgment of a judge of the Court of First Instance, finding in favour of Hang Lung. Acting on legal advice, Mariner has lodged an appeal with the Court of Final Appeal against the judgment of the Court of Appeal. The Directors have been advised that the appeal is likely to be heard by the Court of Final Appeal in early 2007. On the basis of the uncertainty of the outcome of this appeal, the Directors are of the opinion that no provision in respect of the deposit and other liabilities arising from the Agreement should be made for the six months ended 31st December, 2005.

CLOSURE OF REGISTER

The Register of Members will be closed from 18th April, 2006 to 21st April, 2006, both dates inclusive, during which period no transfers of shares will be effected. The record date for the interim dividend is at the close of business on 21st April, 2006.

In order to qualify for the interim dividend, shareholders should ensure that all transfers, accompanied by the relevant share certificates, are lodged with the Company's Registrars, Standard Registrars Limited, 26th Floor, Tesbury Centre, 28 Queen's Road East, Hong Kong by not later than 4:30 p.m. on 13th April, 2006.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the interim period, the Company repurchased 82,304,000 ordinary shares on The Stock Exchange of Hong Kong Limited at an aggregate consideration of HK$740,981,867. The repurchases were effected by the Directors for the enhancement of shareholders' value. Details of the repurchases are as follows:

Month of the repurchases	**Total number of the ordinary shares repurchased**	**Highest price paid per share**	**Lowest price paid per share**	**Aggregate consideration**
		HK$	*HK$*	*HK$*
July 2005	8,474,000	9.35	7.90	76,185,865
August 2005	16,266,000	9.30	8.80	147,504,790
October 2005	39,888,000	9.70	8.55	364,402,166
November 2005	14,260,000	8.70	8.05	120,500,912
December 2005	3,416,000	9.55	9.35	32,388,134
	82,304,000			740,981,867

Out of 82,304,000 shares repurchased, 81,210,000 shares were cancelled on delivery of the share certificates during the interim period while the remaining 1,094,000 shares repurchased on 29th December, 2005 were cancelled on delivery of the share certificates subsequent to the interim period. 1,466,000 ordinary shares repurchased in the last financial year ended 30th June, 2005 were cancelled during the interim period. The nominal value of HK$82,676,000 of all the shares cancelled during the interim period was credited to capital redemption reserve and the relevant aggregate consideration of HK$742,768,393 was paid out from the Company's retained profits.

Apart from the above, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of the listed securities of the Company during the interim period.

DIRECTORS' INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As at 31st December, 2005, the interests and short positions held by the Directors in the shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company under Section 352 of the SFO or otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") contained in the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), were as follows:

(a) Long Positions in Shares of the Company

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	2,714,463	Beneficial owner of 121,203 shares and spouse interest in 2,593,260 shares	0.06%
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	1,044,095	Beneficial owner	0.02%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	69,479	Beneficial owner	≃ 0%

(b) Long Positions in Shares of Associated Corporations

(i) Holding Company

Tsim Sha Tsui Properties Limited

Name of Directors	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Robert Ng Chee Siong	538,351	Beneficial owner	0.03%
The Honourable Ronald Joseph Arculli, GBS, CVO, OBE, JP	60,000	Beneficial owner	≃ 0%
Dr. Allan Zeman, GBS, JP	–	–	–
Mr. Adrian David Li Man-kiu	–	–	–
Dr. Fu Yuning	–	–	–
Mr. Raymond Tong Kwok Tung	–	–	–
Mr. Yu Wai Wai	–	–	–
Mr. Thomas Tang Wing Yung	–	–	–
Mr. Daryl Ng Win Kong	–	–	–

(b) Long Positions in Shares of Associated Corporations *(Continued)*

(ii) Associated Companies

Mr. Robert Ng Chee Siong was deemed to be interested in shares of the following companies through corporations controlled by him:

Name of Associated Companies	Number of Ordinary Shares		% of Issued Share Capital
Better Chief Limited	50	*(Notes 1 & 2)*	50%
Brighton Land Investment Limited	1,000,002	*(Notes 1 & 3)*	100%
Dramstar Company Limited	440	*(Notes 1 & 4)*	44%
Empire Funds Limited	1	*(Notes 1 & 5)*	50%
Erleigh Investment Limited	110	*(Notes 1 & 5)*	55%
Eternal Honest Finance Company Limited	1	*(Notes 1 & 5)*	50%
Famous Empire Finance Limited	5	*(Notes 1 & 6)*	50%
Famous Empire Properties Limited	5,000	*(Notes 1 & 6)*	50%
Island Resort Estate Management Company Limited	10	*(Notes 1 & 5)*	50%
Jade Result Limited	500,000	*(Notes 1 & 5)*	50%
Jumbo Funds Limited	1	*(Notes 1 & 7)*	50%
Murdoch Investments Inc.	2	*(Notes 1 & 3)*	100%
Real Maker Development Limited	20,000	*(Notes 1 & 8)*	10%
Rich Century Investment Limited	500,000	*(Notes 1 & 5)*	50%
Silver Link Investment Limited	10	*(Notes 1 & 5)*	50%
Sino Club Limited	2	*(Note 9)*	100%
Sino Parking Services Limited	450,000	*(Note 10)*	50%
Sino Real Estate Agency Limited	50,000	*(Note 10)*	50%

Notes:

1. *Osborne Investments Ltd. ("Osborne") was a wholly-owned subsidiary of Seaview Assets Limited which was in turn 100% owned by Boswell Holdings Limited in which Mr. Robert Ng Chee Siong had a 50% control.*

2. *The shares were held by Devlin Limited, a wholly-owned subsidiary of Osborne.*

3. *The shares were held by Erleigh Investment Limited, a company 55% controlled by Osborne.*

4. *The shares were held by Jade Result Limited, a company 50% controlled by Osborne.*

5. *The share(s) was(were) held by Osborne.*

6. *The shares were held by Standard City Limited, a wholly-owned subsidiary of Osborne.*

7. *The shares were held by Pure Win Company Limited, a wholly-owned subsidiary of Osborne.*

8. *The shares were held by Goegan Godown Limited, a wholly-owned subsidiary of Osborne.*

9. *The shares were held by Sino Real Estate Agency Limited, a company 50% controlled by Deansky Investments Limited in which Mr. Robert Ng Chee Siong had a 100% control.*

10. *The shares were held by Deansky Investments Limited.*

Save as disclosed above, as at 31st December, 2005, none of the Directors had or was deemed to have any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations which were recorded in the register required to be kept by the Company under Section 352 of the SFO or required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

SUBSTANTIAL SHAREHOLDERS' AND OTHER SHAREHOLDERS' INTERESTS

As at 31st December, 2005, the interests and short positions of the substantial shareholders and other shareholders in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of Part XV of the SFO were as follows:

Long Positions in Shares of the Company

Name of Substantial Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Ng Teng Fong	2,399,395,921 *(Notes 1 & 5)*	Beneficial owner of 25,620,079 shares, spouse interest in 3,411,801 shares and interest of controlled corporations in 2,370,364,041 shares	55.58%
Tsim Sha Tsui Properties Limited	2,309,135,655 *(Notes 1(a), 1(b) & 5)*	Beneficial owner of 1,084,147,138 shares and interest of controlled corporations in 1,224,988,517 shares	53.49%

Name of Other Shareholders	Number of Ordinary Shares	Capacity and Nature of Interest	% of Issued Share Capital
Mr. Chen Din Hwa	329,996,799 *(Notes 2 & 4)*	Interest of a controlled corporation	7.65%
Ms. Chen Yang Foo Oi	329,996,799 *(Notes 2, 3 & 4)*	Spouse interest	7.65%
Xing Feng Investments Limited	329,996,799 *(Notes 2 & 4)*	Interest of a controlled corporation	7.65%
Nice Cheer Investment Limited	329,996,799 *(Notes 2 & 4)*	Beneficial owner	7.65%
Solid Capital Holdings Limited	308,048,048	Security interest in 307,902,533 shares and beneficial owner of 145,515 shares	7.14%
Spangle Investment Limited	289,433,578 *(Note 5)*	Beneficial owner	6.70%

Long Positions in Shares of the Company *(Continued)*

Notes:

1. *As regards 2,370,364,041 shares held by controlled corporations:*

   (a) *1,084,147,138 shares were held by Tsim Sha Tsui Properties Limited which was 71.74% controlled by Mr. Ng Teng Fong;*

   (b) (i) *33,241,291 shares were held by Orchard Centre Holdings (Private) Limited, in which Nam Lung Properties Development Company Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited, had a 95.23% control; and*

   (ii) *1,191,747,226 shares were held through the wholly-owned subsidiaries of Tsim Sha Tsui Properties Limited (including 289,433,578 shares held by Spangle Investment Limited (Note 5)); and*

   (c) *61,228,386 shares were held through companies which were 100% controlled by Mr. Ng Teng Fong – 899 shares by Fanlight Investment Limited, 25,752,534 shares by Karaganda Investments Inc., 1,133,027 shares by Orient Creation Limited, 5,375,638 shares by Strathallan Investment Limited, 16,202,252 shares by Strong Investments Limited, 12,485,439 shares by Tamworth Investment Limited and 278,597 shares by Transpire Investment Limited.*

2. *The long position in 329,996,799 shares was held by Nice Cheer Investment Limited, a company 100% controlled by Xing Feng Investments Limited which was in turn 100% controlled by Mr. Chen Din Hwa.*

3. *Ms. Chen Yang Foo Oi, spouse of Mr. Chen Din Hwa, was deemed to be interested in Mr. Chen's shares.*

4. *The interests of Mr. Chen Din Hwa, Ms. Chen Yang Foo Oi, Xing Feng Investments Limited and Nice Cheer Investment Limited were duplicated.*

5. *289,433,578 shares were held by Spangle Investment Limited, a wholly-owned subsidiary of Tsim Sha Tsui Properties Limited and were duplicated in the interests of Mr. Ng Teng Fong and Tsim Sha Tsui Properties Limited.*

Save as disclosed above and so far as the Directors of the Company are aware of, as at 31st December, 2005, no other person had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept under Section 336 of the SFO, or was otherwise a substantial shareholder of the Company.

DISCLOSURE PURSUANT TO RULE 13.22 OF THE LISTING RULES

In accordance with Rule 13.22 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the Company discloses the following statement of indebtedness, capital commitments and contingent liabilities reported on by the affiliated companies as at the end of the most recent financial period.

	At 31st December, 2005 *HK$*	At 30th June, 2005 *HK$*
The Group's share of total indebtedness of its affiliated companies		
Bank loans	**3,716,183,226**	2,348,281,538
Other loans	**167,700,000**	186,300,000
	3,883,883,226	2,534,581,538
Advances from the Group	**9,870,378,670**	8,561,001,177
	13,754,261,896	11,095,582,715
The Group's share of capital commitments of its affiliated companies		
Authorised but not contracted for	**206,998**	–
Contracted but not provided for	**120,789,167**	210,399,472
	120,996,165	210,399,472
The Group's share of contingent liabilities of its affiliated companies	**123,501,000**	123,501,000

Note: "Affiliated companies" mentioned above refers to associates of the Group.

COMPLIANCE COMMITTEE

The Company set up its Compliance Committee on 30th August, 2004 to enhance the corporate governance of the Group. The Compliance Committee has dual reporting lines. A principal reporting line is to the Board through the Director of Legal, Compliance and Company Secretary, who chairs the Compliance Committee. A secondary reporting line is to the Audit Committee. The existing Compliance Committee comprises the Director of Legal, Compliance and Company Secretary (Committee Chairman), the two Heads of Legal and Company Secretarial Departments, the Director of Development Department, Chief Executive Officer (Hotel) (or his designated personnel), the Chief Financial Officer, Head of Internal Audit Department, department heads and the Compliance Officer. The Compliance Committee holds regular meetings to review and make recommendations to the Board and the Audit Committee on the Group's corporate governance practices.

AUDIT COMMITTEE

The Company set up its Audit Committee on 23rd September, 1998. The Audit Committee reports to the Board and has held regular meetings since its establishment to review and make recommendations to improve the Group's financial reporting process and internal controls. The existing Audit Committee comprises Mr. Adrian David Li Man-kiu (Committee Chairman), Dr. Allan Zeman, GBS, JP and Dr. Fu Yuning, all of whom are the Independent Non-executive Directors. During the interim period, the Audit Committee had held two meetings to review the 2005 annual report and accounts and internal audit reports and reported all relevant matters to the Board. In the first quarter of 2006, the Audit Committee has reviewed the accounting policies and practices adopted by the Group and the interim report for the six months ended 31st December, 2005.

REMUNERATION COMMITTEE

The Company has established its Remuneration Committee on 23rd June, 2005 which comprises Executive Director, Mr. Daryl Ng Win Kong (Committee Chairman) and two Independent Non-executive Directors, namely, Dr. Allan Zeman, GBS, JP and Mr. Adrian David Li Man-kiu.

The Remuneration Committee is responsible for, inter alia, making recommendations to the Board on the Company's emolument policy and structure for Directors and senior management and on the establishment of a formal and transparent procedure for developing such policy and structure. In arriving at its recommendations, the Remuneration Committee will consult with the Chairman and take into consideration factors including but not limited to salaries paid by comparable companies, employment conditions elsewhere in the Company and its subsidiaries and desirability of performance-based remuneration. The Remuneration Committee would meet at least annually to make recommendations to the Board on the Group's emolument policy including the remuneration of Directors and senior management.

CODES FOR DEALING IN THE COMPANY'S SECURITIES

The Company has adopted a code for dealing in the Company's securities by Directors (the "Company Code") on terms no less exacting than the required standard set out in the Model Code of the Listing Rules. The Company has made specific enquiries of all Directors who confirmed compliance with the required standard set out in the Model Code and the Company Code for the six months ended 31st December, 2005.

On 23rd June, 2005, the Company has adopted a code for dealing in the Company's securities by relevant employees, who is likely to be in possession of unpublished price-sensitive information in relation to the securities of the Company, on no less exacting terms than the Model Code.

COMPLIANCE WITH CODE ON CORPORATE GOVERNANCE PRACTICES

During the six months ended 31st December, 2005, the Company has complied with the code provisions of the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, except that there is no separation between the roles of chairman of the board and the chief executive officer, both of which are undertaken by Mr. Robert Ng Chee Siong currently.

The Board was of the view that the current management structure has been effective in facilitating the operation and development of the Group and its business and that necessary checks and balances consistent with sound corporate governance practices are in place. The implementation of strategies and policies of the Board and the operations of each business unit are overseen and monitored by designated responsible Executive Directors. The Board found that the current arrangement had worked effectively in enabling it to discharge its responsibilities satisfactorily. In addition, the Company's Independent Non-executive Directors have contributed valuable independent views and proposals for the Board's deliberation and decisions. The Board will review the management structure regularly to ensure that it continues to meet these objectives and is in line with the industry practices.

By Order of the Board
Eric IP Sai Kwong
Secretary

Hong Kong, 16th March, 2006

Deloitte.
德勤

TO THE BOARD OF DIRECTORS OF SINO LAND COMPANY LIMITED

Introduction

We have been instructed by the Company to review the interim financial report set out on pages 10 to 29.

Directors' responsibilities

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report, and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Review work performed

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to Review Interim Financial Reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial report.

Review conclusion

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 31st December, 2005.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
16th March 2006

公司資料

董事會
黃志祥(主席)
夏佳理，GBS, CVO, OBE, JP#
盛智文，GBS, JP*
李民橋*
傅育寧*
唐國通
余惠偉
鄧永鏞
黃永光

(# 非執行董事)
(* 獨立非執行董事)

審核委員會
李民橋(主席)
盛智文，GBS, JP
傅育寧

薪酬委員會
黃永光(主席)
盛智文，GBS, JP
李民橋

法定代表
黃志祥
唐國通

秘書
葉世光

核數師
德勤 • 關黃陳方會計師行
香港執業會計師

律師
麥堅時律師行
高偉紳律師行
胡關李羅律師行

主要銀行
中國銀行(香港)有限公司
香港上海滙豐銀行有限公司
恒生銀行有限公司
中國工商銀行(亞洲)有限公司
中國建設銀行
星展銀行香港分行
東亞銀行有限公司
交通銀行香港分行
盤谷銀行
花旗銀行

投資者聯絡方法
如有任何查詢，請聯絡：
總經理(企業財務部)
電話：(852) 2734 8312
圖文傳真：(852) 2369 1236
電子郵件：investorrelations@sino-land.com

註冊辦事處
香港九龍尖沙咀梳士巴利道
尖沙咀中心12字樓
電話：(852) 2721 8388
圖文傳真：(852) 2723 5901
國際互聯網址：http://www.sino-land.com
電子郵件：info@sino-land.com

股票登記處
標準証券登記有限公司
香港皇后大道東28號
金鐘匯中心26樓
電話：(852) 2980 1768
圖文傳真：(852) 2861 1465

股東時間表

截止過戶日期	二零零六年四月十八日至 二零零六年四月二十一日 (首尾兩天包括在內)
遞交以股代息選擇表格之期限	二零零六年五月十日 下午四時三十分
中期股息	每股八點五港仙
派發日期	二零零六年五月十七日

上市資料

股份代號	83
美國預托證券	
統一號碼	829344308
交易代號	SNOLY
預托證券對普通股比率	1:5
掛牌	第一級櫃台交易
存托銀行	紐約銀行 101 Barclay Street, 22nd Floor – West, New York, NY 10286, U.S.A.

主席報告

本人謹向股東提交中期報告。

中期業績

截至二零零五年十二月三十一日止六個月，集團錄得未經審核之股東應佔綜合純利為十億六千六百三十萬港元(二零零四年：十四億六千二百二十萬港元)。正如集團預期，純利下跌主要受項目之完成時間影響，故於中期年度內未有錄得已發展完成的項目。就目前發展進度而言，集團預期畢架山峰及一號銀海，將於二零零六年六月三十日止財政年度內完成。以上兩個項目均廣受市場歡迎，整體售出約百分之八十的單位。期內，集團之營業額達九億一千八百五十萬港元，每股盈利為二十四點七三仙。

截至二零零五年十二月三十一日止之中期年度業績乃本公司採納於二零零五年一月一日或之後開始之會計期間生效之《香港財務報告準則》的適用準則而編製。

股息

董事會宣佈派發中期息每股八點五仙予於二零零六年四月二十一日名列在本公司股東名冊內之股東。該股息將於二零零六年五月十七日派發。

中期股息將以現金方式派發予股東，惟股東將有權選擇部分或全部收取新發行之股份代替以現金方式收取中期股息。依據此項以股代息計劃所發行之新股，須待香港聯合交易所有限公司上市委員會批准上市買賣，方可作實。

載有關於以股代息計劃詳情之通函及選擇以股代息之表格，將約於二零零六年四月二十六日寄予各股東。預期中期股息單及股票將約於二零零六年五月十七日發送給股東。

此未經審核之中期業績經由本公司之核數師，德勤 • 關黃陳方會計師行審閱。

業務回顧

(一) 物業銷售

正如集團預期，本中期年度內，因受項目之完成時間影響，未有錄得已發展完成的項目，故銷售所得主要來自已完成之物業。以聯營項目計算，銷售收入主要來自君頤峰、藍灣半島及帝柏海灣。

集團於期內在本港推出兩個新項目，並計劃於二零零六年六月三十日止之財政年度內完成。九龍塘高尚住宅項目畢架山峰，於二零零五年七月推出市場，深受歡迎，售出約百分之六十四的單位。另一豪宅項目一號銀海，位於西九龍海濱地段，環抱香港島迷人景緻，於二零零五年九月底推出市場，反應良好，售出約百分之八十三的單位。

業務回顧 *(續)*

(一) 物業銷售 *(續)*

除以上香港之項目外，集團在中國內地的兩個住宅發展項目，亦已於中期年度內推售。

香蜜湖一號乃一項合營項目，集團佔百分之五十權益。項目座落深圳香蜜湖，共提供四百四十七個單位，其中約一百二十九個聯排、疊加及雙拼別墅，已分期推售。市場反應熱烈，當中百分之七十的單位經已售出。

另一個推售的合營項目位於成都之中海國際社區，集團佔百分之二十權益，第一階段分三批推出，共提供約五百五十六個單位，深受置業人士歡迎，售出約百分之九十的單位。其他單位預期將於未來數年分為八個階段陸續推出市場。

(二) 土地儲備

於二零零五年十二月三十一日，集團擁有土地儲備應佔總樓面面積約二千八百三十萬平方呎，各類型物業比例均衡：住宅佔百分之五十九，商業佔百分之二十六，工業佔百分之八，停車場佔百分之五，以及酒店佔百分之二。以土地狀況劃分：發展中之物業為一千八百三十萬平方呎、已完成之投資物業為九百三十萬平方呎及已完成之銷售物業為七十萬平方呎。集團將繼續選擇性地增添土地儲備，以提升其盈利潛能。

二零零五年九月二十七日，集團購入兩幅鄰近西九龍奧海城住宅及商業建築群之雙連地皮，作住宅及零售發展用途。此兩幅新增土地總樓面面積約一百零九萬平方呎，集團之應佔總樓面面積約五十四萬七千九百八十六平方呎。購入之土地詳情如下：

地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1. 西九龍海泓道與海庭道交界處 九龍內地段第11167號	住宅／零售	50%	249,411
2. 西九龍海庭道 九龍內地段第11168號	住宅／零售	50%	298,575
			547,986

業務回顧 *(續)*

(三) 物業發展

截至二零零五年十二月三十一日止中期年度，集團並未有已發展完成的新項目。集團預計於二零零六年六月三十日前，完成以下項目，應佔總樓面面積約九十四萬四千零一十二平方呎：

地點	用途	集團所佔權益	集團所佔樓面面積 *(平方呎)*
1. 一號銀海 西九龍海輝道	住宅／零售	100%	843,621
2. 畢架山峰 九龍九龍塘	住宅	33.3%	100,391
			944,012

(四) 投資物業

截至二零零五年十二月三十一日止中期年度，集團連同所佔聯營公司之總租金收入達六億八千七百八十萬港元，較去年同期五億七千萬港元，上升百分之二十點六。

截至二零零五年十二月三十一日止中期年度，集團之投資物業在出租率及租金回報方面，均錄得理想增長。租金收入增長主要來自零售組合。本地方面，經濟前景明朗，加上利好因素如加薪、資產增值及就業前景改善等，有助刺激消費。旅客消費亦帶動零售業增長，二零零五年七月，人民幣升值更有助增強內地旅客的購買力。基於零售業暢旺及集團的物業增值工作，旗下四個旗艦零售商場包括屯門市廣場一期、奧海城購物商場、藍灣廣場及中港城，均錄得理想的租金收入升幅，出租率甚高。

二零零五年下半年，寫字樓租金增長強勁，主要由於海外及本地公司對寫字樓需求增加所致，不少公司正積極在港擴充業務，有利寫字樓物業市場增長。

業務回顧 *(續)*

(四) 投資物業 *(續)*

集團的物業增值工程目標是讓客戶對集團之物業稱心滿意及維持商場吸引力。工作範圍包括翻新工程及調整租戶組合以迎合不斷改變的顧客需求。集團將繼續進行物業增值工程，以增加租金回報及提高資本值。

截至二零零五年十二月三十一日，集團已完成之投資物業應佔總樓面面積約九百三十萬平方呎。投資物業組合中，商業佔百分之五十三，工業佔百分之二十一，停車場佔百分之十七，酒店佔百分之七，住宅佔百分之二。集團出租物業組合多元化，在租金全面上升的形勢下，集團佔盡優勢。預期未來四年，商業用地的應佔總樓面面積將增添約一百三十八萬平方呎，將增加租金收入來源。集團的商業用地以零售為主，融合主要住宅連商業建築群或寫字樓。

(五) 酒店

本港商業發展蓬勃，旅遊業興旺，加上政府全力支持，將香港建立成為亞洲首屈一指的國際城市，有助旅遊業持續增長。集團旗下兩間酒店包括新加坡浮爾頓酒店及港麗酒店之盈利於二零零五年十二月三十一日止中期年度均錄得理想增長。

集團的宗旨在提供並保持最高質素的客戶服務。期內，酒店獲多個知名機構頒發獎項，以肯定其在服務質素、管理才能及餐飲質素之優質水平。管理層將不斷提升設施及服務質素，務求令顧客稱心滿意及提升品牌形象。

(六) 中國業務

集團採取專注及選擇性的策略統籌中國內地的發展業務。廈門的金龍花園及雅麗閣銷售成績理想，更鞏固集團在內地市場的根基。集團現正在主要城市包括深圳、成都、廣州、廈門、福州及漳州發展物業，並將於未來數年分階段完成。

除上述事項外，其他資料對比二零零五年六月三十日止年度之年報並無任何其他重大轉變。

財務

於二零零五年十二月三十一日，資本負債比率按淨債項與股東權益比率計算，為百分之三十五，較二零零五年六月三十日上升，主要由於購入土地作發展用途及提取信用額以發展現有項目所致。集團貸款總額其中百分之十二在一年內償還，百分之十三在一至兩年內償還，百分之七十五則於二至五年內償還。此外，集團包括所佔聯營公司擁有現金資源約九十二億六千六百萬港元，其中包括手頭現金約二十三億五千四百一十萬港元及可動用之未提取信貸額約六十九億一千一百九十萬港元。集團資產總值及股東權益總額分別為五百五十一億港元及三百四十九億港元。

有關集團旗下附屬公司與恒隆有限公司(「恒隆」)之附屬公司於一九九六年十二月十九日達成協議之訴訟事宜，上訴庭在二零零五年十二月三十日駁回集團對原訟法庭之裁決的上訴。原訟法庭於二零零四年八月二日作出裁決，裁定恒隆勝訴。集團已與法律顧問檢討有關事宜，並就上訴庭之裁決向終審法院提出上訴，董事會已獲悉聆訊將於二零零七年年初進行。基於未能確定有關上訴的結果，董事會認為截至二零零五年十二月三十一日止中期年度無需就有關之按金及其他或然負債作出撥備。

截至二零零五年十二月三十一日止中期年度，集團在外匯貸款及資本結構上並沒有錄得重大轉變。外匯風險亦維持於低水平。集團所有借貸，除二零零九年到期的可換股債券外，均以浮息為基礎。

企業管治

集團十分重視企業誠信、商業道德操守及良好管治。為達致企業管治最佳守則，集團經已成立審核委員會、遵守規章委員會及薪酬委員會。集團將繼續維持高透明度，並透過不同的渠道，包括巡迴推介、投資者研討會、業績簡報、實地考察及集團網址發佈集團的最新動向和資訊，與各投資者和股東保持良好溝通。

顧客服務

集團致力興建優質物業，務求以最佳及合乎環保原則的設計概念及選材，為新發展項目的必備元素，以提升顧客的滿意度。管理層亦不斷定期監察各物業，以維持集團高質素及服務水平的聲譽。

顧客服務 *(續)*

提供優質顧客服務一直是集團營運主要目標之一。期內，集團的物業管理隊伍－信和物業管理有限公司，榮獲香港政府及多個知名機構頒發多個獎項，以表揚其服務質素、管理才能、對社會與公益事務及推廣環境保護的貢獻。集團將繼續改善服務質素，務求令顧客稱心滿意及提升品牌形象。

企業公民

集團十分著重企業對社會的責任。集團深信竭力承擔社會責任及於日常運作和業務發展方面實踐環保措施，是保障股東長遠利益之最佳方法。

集團致力履行良好企業公民責任，並成立「社區關懷委員會」(「委員會」)，與多個慈善及志願團體攜手合作，為有需要人士提供不同的社會服務。環境保護方面，集團與不同環保團體包括「綠色力量」、「地球之友」及「世界自然基金會」合辦不同類型的活動，以提高公眾對保護大自然之意識、教育市民保護環境及提倡綠色生活概念。集團相信本土的文化藝術活動對香港市民在培養創造力、提高鑒賞力及改善生活質素方面有著極大的重要性。委員會於來年將繼續推動多個活動予員工參與及舉辦更多社區活動。

展望

隨著美國經濟持續增長，歐洲多個主要國家的經濟環境明顯改善，加上日本經濟復甦，出口改善、本地消費及投資亦錄得溫和增長。香港整體經濟復甦，經濟基本條件穩健，加上中國內地經濟蓬勃發展，有助本港經濟持續向好。

香港經濟市道暢旺，出口上升，本地生產總值於二零零五年錄得理想升幅。《內地與香港關於建立更緊密經貿關係的安排》(CEPA) 已進入第三階段，中國內地與香港貿易開放，造就更多營商機會。《泛珠三角區域合作框架協議》亦便利中國內地各省與香港的商業活動。目前本地及海外公司正積極拓展香港的業務，不少新公司亦在港設立辦事處，增加本港投資。就業情況改善，失業率創下四年新低，薪酬調升，家庭收入增多，家庭財富穩步上升，刺激消費意欲。旅遊業發展強勁，二零零五年訪港旅客達二千三百四十萬人次。故在此大前題下，市場對零售、寫字樓及工業大廈之需求殷切，並預期將持續穩健增長。

展望 *(續)*

經濟前景明朗，市民對未來信心增強，結婚數字連續兩年上升，按揭條款優厚，大市氣氛良好，政府推出多個移民計劃，上述種種因素均對住宅市場發展帶來正面影響。政府於二零零六年至二零零七年財政年度財政預算案中，建議將居所貸款利息減稅年期增加三年，由七年延長至十年，消息令置業人士鼓舞。整體來說，香港經濟發展強勁，前景明朗，住宅需求增加，當中尤以位置優越之優質發展項目為甚。

集團將繼續一貫政策，選擇性地添置土地，以期達至最佳的盈利前景，並提高物業及服務質素，讓顧客享受到更優質的生活。集團並將購入優質地皮，以提升利潤及為股東們增值。董事會對集團中長遠前景充滿信心。

員工與管理層

本人謹藉此機會代表董事會，感謝各員工對集團的承擔、貢獻及支持。本人亦對董事會同寅的指導及睿智建議，深致謝意。

主席
黃志祥

香港，二零零六年三月十六日

精簡綜合收益表

截至二零零五年十二月三十一日止六個月

	附註	六個月止 二零零五年 十二月三十一日 (未經審核) 港元	二零零四年 十二月三十一日 (未經審核 及重列) 港元
營業額	4	**918,562,211**	2,962,238,454
銷售成本		**(7,407,480)**	(1,330,122,898)
直接費用		**(282,535,647)**	(374,816,834)
		628,619,084	1,257,298,722
其他收益		**24,655,845**	17,263,499
投資物業公平值增加(減少)		**434,829,304**	(572,705)
持有買賣證券投資之未實現收益		**–**	139,686,792
買賣投資公平值變動所產生之收益		**45,021,965**	–
出售可供出售之投資所得之虧損		**(920,856)**	–
行政費用		**(230,341,110)**	(214,410,701)
財務收益	5	**91,228,636**	31,017,721
財務成本	6	**(186,580,431)**	(72,615,107)
財務成本淨額		**(95,351,795)**	(41,597,386)
應佔聯營公司業績	7	**381,097,335**	626,020,626
除稅前溢利	8	**1,187,609,772**	1,783,688,847
所得稅項	9	**(116,959,770)**	(143,924,125)
期內溢利		**1,070,650,002**	1,639,764,722
應佔溢利：			
母公司權益持有人		**1,066,392,290**	1,462,289,099
少數股東權益		**4,257,712**	177,475,623
		1,070,650,002	1,639,764,722
股息	10	**491,050,421**	301,421,608
每股盈利	11		
基本		**24.73仙**	33.94仙
攤薄		**24.19仙**	33.74仙

精簡綜合資產負債表

於二零零五年十二月三十一日

	附註	二零零五年 十二月三十一日 （未經審核） *港元*	二零零五年 六月三十日 （經審核 及重列） *港元*
非流動資產			
投資物業	*12*	**19,555,984,684**	18,882,180,537
酒店物業	*13*	**786,863,137**	763,571,224
物業、廠房及設備	*14*	**65,024,180**	65,831,426
預付土地租賃款項－非流動部分		**385,692,037**	357,029,722
投資聯營公司權益	*15*	**3,985,574,840**	3,611,762,605
證券投資		**–**	1,541,060,100
可供出售之投資		**1,477,903,341**	–
借予聯營公司款項		**8,415,560,046**	7,144,920,210
借予被投資公司款項		**17,547,227**	18,786,862
其他非流動資產		**–**	300,000
應收遠期貸款		**289,159,668**	417,554,118
		34,979,309,160	32,802,996,804
流動資產			
發展中物業		**13,857,253,567**	10,701,273,470
未售樓宇存貨		**1,464,633,682**	1,508,162,626
酒店存貨		**21,138,567**	20,928,947
預付土地租賃款項－流動部分		**4,265,230**	4,295,942
證券投資		**–**	575,025,853
買賣投資		**620,048,171**	–
應收聯營公司款項		**1,384,696,771**	1,416,080,967
應收賬款及其他應收	*16*	**889,954,006**	929,221,029
應收遠期貸款之本期部分		**11,591,902**	21,243,879
可收回稅款		**209,808,339**	225,700,971
有限制銀行存款		**262,987,516**	184,232,581
定期存款、銀行存款及現金		**1,400,474,681**	2,727,962,734
		20,126,852,432	18,314,128,999
流動負債			
應付賬款及其他應付	*17*	**2,032,273,726**	1,491,980,103
應付聯營公司款項		**104,023,373**	263,821,581
應付稅項		**176,149,608**	234,612,742
遠期有抵押銀行貸款之本期部分		**296,621,000**	386,447,000
有抵押銀行及其他貸款		**1,366,157,988**	217,843,781
銀行透支		**4,564,000**	4,564,000
		3,979,789,695	2,599,269,207
流動資產淨額		**16,147,062,737**	15,714,859,792
		51,126,371,897	48,517,856,596
資本及儲備			
股本		**4,316,495,248**	4,348,057,662
股份溢價及儲備		**30,631,038,616**	30,279,048,433
母公司權益持有人應佔權益		**34,947,533,864**	34,627,106,095
少數股東權益		**11,493,740**	27,236,028
股東權益總額		**34,959,027,604**	34,654,342,123
非流動負債			
遠期借貸－到期日超過一年		**9,953,849,602**	7,639,748,509
可換股債券	*18*	**2,284,509,785**	2,258,927,488
遞延稅項		**1,769,744,069**	1,705,016,202
聯營公司提供之借款		**1,875,285,614**	1,877,508,835
少數股東提供之借款		**283,955,223**	382,313,439
		16,167,344,293	13,863,514,473
		51,126,371,897	48,517,856,596

精簡綜合股東權益變動表

截至二零零五年十二月三十一日止六個月

	母公司權益持有人應佔權益									
	股本 *港元*	股份溢價 *港元*	資本贖回儲備 *港元*	確認可換股債券之股本部分 *港元*	投資重估儲備 *港元*	匯兌儲備 *港元*	保留溢利 *港元*	合計 *港元*	少數股東權益 *港元*	合計 *港元*
於二零零四年六月三十日－提早採納香港會計準則第40號及香港會計準則詮釋第21號之重列 *(附註3)*	4,306,022,975	10,639,281,855	164,246,000	–	184,348,460	(7,456,447)	14,476,376,002	29,762,818,845	(585,933)	29,762,232,912
會計政策變動之影響 *(附註3)*	–	–	–	–	–	–	(135,018,300)	(135,018,300)	(94,796,404)	(229,814,704)
於二零零四年六月三十日及二零零四年七月一日－重列	4,306,022,975	10,639,281,855	164,246,000	–	184,348,460	(7,456,447)	14,341,357,702	29,627,800,545	(95,382,337)	29,532,418,208
重估盈餘	–	–	–	–	173,062,703	–	–	173,062,703	–	173,062,703
換算香港以外地區業務賬目而產生之匯兌差額	–	–	–	–	–	(5,924,170)	–	(5,924,170)	–	(5,924,170)
於股東權益直接確認之收益(支出)淨額	–	–	–	–	173,062,703	(5,924,170)	–	167,138,533	–	167,138,533
期內溢利	–	–	–	–	–	–	1,462,289,099	1,462,289,099	177,475,623	1,639,764,722
期內確認之收益及支出總額	–	–	–	–	173,062,703	(5,924,170)	1,462,289,099	1,629,427,632	177,475,623	1,806,903,255
代替現金股息所發行之股份	28,435,469	–	–	–	–	–	–	28,435,469	–	28,435,469
代替現金股息所發行股份之溢價	–	182,555,713	–	–	–	–	–	182,555,713	–	182,555,713
發行股份費用	–	(30,000)	–	–	–	–	–	(30,000)	–	(30,000)
確認可換股債券之股本部分	–	–	–	221,410,687	–	–	–	221,410,687	–	221,410,687
可換股債券之股本部分之遞延稅項	–	–	–	(38,746,870)	–	–	–	(38,746,870)	–	(38,746,870)
收購附屬公司之部分權益	–	–	–	–	–	–	–	–	326,765	326,765
已付少數股東之股息	–	–	–	–	–	–	–	–	(45,378,323)	(45,378,323)
二零零四年度末期股息	–	–	–	–	–	–	(301,421,608)	(301,421,608)	–	(301,421,608)
於二零零四年十二月三十一日	4,334,458,444	10,821,807,568	164,246,000	182,663,817	357,411,163	(13,380,617)	15,502,225,193	31,349,431,568	37,041,728	31,386,473,296
於二零零五年六月三十日－提早採納香港會計準則第40號及香港會計準則詮釋第21號之調整	4,348,057,662	11,080,547,676	192,050,000	–	192,369,410	(10,381,959)	18,825,897,063	34,628,539,852	40,657,133	34,669,196,985
會計政策改變之追溯性調整 *(附註3)*	–	–	–	182,663,817	–	–	(184,097,574)	(1,433,757)	(13,421,105)	(14,854,862)
於二零零五年六月三十日－重列	4,348,057,662	11,080,547,676	192,050,000	182,663,817	192,369,410	(10,381,959)	18,641,799,489	34,627,106,095	27,236,028	34,654,342,123
會計政策變動之影響 *(附註3)*	–	–	–	–	–	–	84,618,548	84,618,548	–	84,618,548
於二零零五年七月一日－重列	4,348,057,662	11,080,547,676	192,050,000	182,663,817	192,369,410	(10,381,959)	18,726,418,037	34,711,724,643	27,236,028	34,738,960,671
可供出售之投資虧損	–	–	–	–	(63,213,343)	–	–	(63,213,343)	–	(63,213,343)
換算香港以外地區業務賬目而產生之匯兌差額	–	–	–	–	–	40,484,033	–	40,484,033	–	40,484,033
於股東權益直接確認之(支出)收益淨額	–	–	–	–	(63,213,343)	40,484,033	–	(22,729,310)	–	(22,729,310)
期內溢利	–	–	–	–	–	–	1,066,392,290	1,066,392,290	4,257,712	1,070,650,002
期內確認之收益及支出總額	–	–	–	–	(63,213,343)	40,484,033	1,066,392,290	1,043,662,980	4,257,712	1,047,920,692
代替現金股息所發行之股份	51,113,586	–	–	–	–	–	–	51,113,586	–	51,113,586
代替現金股息所發行股份之溢價	–	374,151,437	–	–	–	–	–	374,151,437	–	374,151,437
發行股份費用	–	(30,000)	–	–	–	–	–	(30,000)	–	(30,000)
購回並註銷股份	(82,676,000)	–	82,676,000	–	–	–	(742,768,393)	(742,768,393)	–	(742,768,393)
出售時撥回之重估儲備	–	–	–	–	730,032	–	–	730,032	–	730,032
已付少數股東之股息	–	–	–	–	–	–	–	–	(20,000,000)	(20,000,000)
二零零五年末期之股息	–	–	–	–	–	–	(491,050,421)	(491,050,421)	–	(491,050,421)
於二零零五年十二月三十一日	**4,316,495,248**	**11,454,669,113**	**274,726,000**	**182,663,817**	**129,886,099**	**30,102,074**	**18,558,991,513**	**34,947,533,864**	**11,493,740**	**34,959,027,604**

精簡綜合現金流量表

截至二零零五年十二月三十一日止六個月

	六個月止	
	二零零五年十二月三十一日 (未經審核)	二零零四年十二月三十一日 (未經審核)
	港元	*港元*
用於經營業務之現金淨額	**(2,270,752,740)**	(2,434,247,175)
(用於) 來自投資業務之現金淨額	**(1,192,365,300)**	288,486,217
來自融資業務之現金淨額	**2,139,049,581**	2,762,724,345
現金及現金等值 (減少) 增加淨額	**(1,324,068,459)**	616,963,387
期初之現金及現金等值	**2,723,398,734**	2,764,455,851
匯兑率改變之影響	**(3,419,594)**	(23,703,303)
期終之現金及現金等值	**1,395,910,681**	3,357,715,935
現金及現金等值結餘之分析：		
定期存款、銀行存款及現金	**1,400,474,681**	3,362,279,935
銀行透支	**(4,564,000)**	(4,564,000)
	1,395,910,681	3,357,715,935

1. 編製基準

本精簡財務報告書乃根據香港聯合交易所有限公司證券上市規則附錄16內適用之披露規定及香港會計師公會(「香港會計師公會」)頒佈之香港會計準則第34號「中期財務報告」之規定編製。

2. 主要會計政策

本精簡財務報告書乃按過往採用之成本慣例編製,惟投資物業及若干金融工具按公平值計算。

除以下所述外,編製此精簡財務報告書所採納會計政策與截至二零零五年六月三十日止年度本集團之財務報告書所採納均屬一致。

於本期內,本集團首次應用由香港會計師公會頒佈並於二零零五年一月一日或之後開始之會計期間生效之多項新訂香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(下文統稱「新香港財務報告準則」)。應用新香港財務報告準則導致收益表、資產負債表及股東權益變動表之呈列方式有所變動。而於少數股東權益及應佔聯營公司税項之呈列方式尤其出現變動。呈列方式之變動已追溯應用。

截至二零零五年六月三十日止年度之財務報告書披露,本集團選擇提早採納香港會計準則第40號「投資物業」及香港會計準則詮釋第21號「所得税—收回經重估非折舊資產」(有關財務影響見附註3)。

採納新香港財務報告準則已導致本集團於以下會計政策出現變動,並對本期或以往會計期間之業績編製與呈列方式構成影響:

業務合併

於本期內,本集團已應用香港財務報告準則第3號「業務合併」之過渡性條文,該準則適用於協議訂立日期為二零零五年一月一日以前之業務合併所收購之商譽。應用香港財務報告準則第3號之過渡性條文對本集團構成之主要影響概述如下:

商譽

於過往期間,於二零零五年一月一日以前收購附屬公司及聯營公司時所產生之商譽已撥充為資產及估計可使用年期內攤銷。本集團已應用香港財務報告準則第3號之有關過渡性條文。就過往包括於投資聯營公司權益內之商譽總數為142,498,716港元,本集團繼續攤銷該商譽至二零零五年六月三十日及由二零零五年七月一日起已不再攤銷該商譽,並最少每年對該商譽進行減值測試。於二零零五年一月一日後收購所產生之商譽會在初步確認後,按成本扣除累積減值虧損(如有)計算。由於此會計政策之變動,本期內並無扣除任何商譽攤銷。截至二零零四年十二月三十一日止六個月之比較數字並無重列。

2. 主要會計政策 *(續)*

業務合併 *(續)*

收購折讓(前稱「負商譽」)

根據香港財務報告準則第3號，如本集團應佔被收購者之可識別資產、負債及或然負債之公平值淨額之權益超出收購成本之數額，會在進行收購之期間即時確認為溢利或虧損。於過往期間，於二零零五年一月一日以前收購時所產生之負商譽呈列為資產之減值，並根據該結餘產生之情況分析撥回至收入。本集團已應用香港財務報告準則第3號之有關過渡性條文，有關以往負商譽呈列為投資聯營公司權益之減值於二零零五年七月一日已解除確認總數為84,618,548港元，並於二零零五年七月一日之保留溢利相應增加。

金融工具

於本期內，本集團應用香港會計準則第32號「金融工具：披露及呈報」及香港會計準則第39號「金融工具：確認及計量」。香港會計準則第32號規定追溯應用。香港會計準則第39號於二零零五年一月一日或之後開始的會計期間生效，一般不會按追溯基準確認、終止確認或計算金融資產及負債。採納香港會計準則第32號及香港會計準則第39號產生的主要影響概述如下：

可換股債券

香港會計準則第32號對本集團之主要影響與本集團所發行之可換股債券有關，當中包括負債及股本部分。以往，可換股債券於資產負債表分類為負債。香港會計準則第32號規定複合金融工具(包括金融負債及股本部分)之發行人須於初步確認時將複合金融工具區分為負債及股本部分，並就此等部分獨立列賬。於往後期間，負債部分以按實際利息法攤銷成本列賬。由於香港會計準則第32號須追溯應用，故二零零四年之比較數字已重列。二零零四年之比較溢利已重列以反映負債部分之實際利息增加(有關財務影響見附註3)。

金融資產及金融負債之分類及計算

本集團已在香港會計準則第39號之範圍內就金融資產及金融負債之分類及計算應用香港會計準則第39號之有關過渡性條文。

2. 主要會計政策 *(續)*

金融工具 *(續)*

金融資產及金融負債之分類及計算 (續)

於二零零五年六月三十日之前，本集團根據香港會計師公會頒佈之會計實務準則第24號「證券投資的會計處理」(「會計實務準則第24號」) 其他選擇處理法將其債務及股本證券投資分類及計算。根據會計實務準則第24號，債務與股本證券投資分類為「買賣證券」、「非買賣證券」或「持有至到期投資」，按適用。「買賣證券」及「非買賣證券」兩者均以公平值計算。「買賣證券」之未實現收益或虧損於產生該等收益或虧損之期間列為溢利或虧損。「非買賣證券」之未實現收益或虧損列為權益直至該等證券售出或估計有所減值，屆時原先確認為權益之累計收益或虧損將包括於此期間之純利或虧損內。根據香港會計準則第39號，金融資產分類為「按公平值列賬及計入損益之金融資產」、「可供出售金融資產」、「貸款及應收款項」或「持有至到期金融資產」。「按公平值列賬及計入損益之金融資產」及「可供出售金融資產」按公平值列賬，公平值變動分別於損益及權益中確認。「貸款及應收款項」及「持有至到期金融資產」以實際利息法在初步確認後按攤銷成本列賬。

於二零零五年七月一日，本集團根據香港會計準則第39號之規定分類及計算債務與股本證券。於二零零五年六月三十日非買賣證券及會所債券分類為非流動資產及買賣證券分類為流動資產已分別重新分類為「可供出售金融資產」及「按公平值列賬及計入損益之金融資產」。該分類對本集團之保留溢利並無重大影響。因此，並無任何調整。

債務及股本證券以外之金融資產與金融負債

自二零零五年七月一日起，本集團根據香港會計準則第39號之規定將金融資產與金融負債分類及計算，惟先前不屬會計實務準則第24號範圍以內之債務及股本證券除外。如上述，香港會計準則第39號將金融資產分類為「按公平值列賬及計入損益之金融資產」、「可供出售金融資產」、「貸款及應收款項」或「持至到期金融資產」。金融負債一般分類為「按公平值列賬及計入損益之金融負債」或「按公平值列賬及計入損益之金融負債以外之金融負債 (其他金融負債)」。「其他金融負債」以實際利息法按攤銷成本列賬。採納香港會計準則第39號不會對本集團保留溢利構成重大影響。因此，並無任何調整。

酒店物業

於過往期間，酒店物業以成本值列出，租期超過二十年之酒店物業不作折舊準備。本集團一向對物業保持良好維修及保養狀況。本期內，本集團已應用香港會計準則第16號「物業、廠房及設備」。根據香港會計準則第16號，物業、廠房及設備之折舊數額應按一個有系統基準於可使用年限分配。而且，物業、廠房及設備之剩餘價值及可使用年限應最少每個財政年度作出檢討。

期內，本集團對其酒店物業之剩餘價值及可使用年限已作出檢討，並對酒店物業作出折舊準備，此等變動乃根據香港會計準則第8號「會計政策、會計估計之變動及誤差」計算 (有關財務影響見附註3)。

2. 主要會計政策 *(續)*

業主佔用土地租賃權益

於過往期間，業主佔用租賃土地及樓宇乃計入物業、廠房及設備，並以成本模式計算。於本期間，本集團已應用香港會計準則第17號「租賃」。根據香港會計準則第17號，就租賃分類而言，土地及樓宇租賃中之土地及樓宇部分乃須分開處理，除非不能於土地及樓宇部分之間可靠地分配租賃款項，在此情況下，整項租賃一般被視為融資租賃處理。倘能可在土地及樓宇部分之間可靠地分配租賃款項，則租賃土地權益可重新分類為營業租賃下之預付租賃款項，此等款項以成本值入賬及以直線法於租賃期內攤銷。此項會計政策之變動已追溯應用(有關財務影響見附註3)。

尚未採納之新準則之潛在影響

本集團並無提早採用下列已頒佈但未生效之新準則、詮釋或修訂：

香港會計準則第1條(修訂)	資本披露[1]
香港會計準則第19條(修訂)	精算收益及虧損、集團計劃及披露[2]
香港會計準則第21條(修訂)	境外業務投資淨額[2]
香港會計準則第39條(修訂)	預測集團內公司間交易之現金流量對沖會計處理[2]
香港會計準則第39條(修訂)	公平值之選擇[2]
香港會計準則第39條及香港財務報告準則第4條(修訂)	財務擔保合約[2]
香港財務報告準則第6條	礦產資源之勘探及評估[2]
香港財務報告準則第7條	金融工具：披露[1]
香港財務報告準則－詮釋第4條	釐定安排是否包括租賃[2]
香港財務報告準則－詮釋第5條	終止運作、復原及環境修復基金所產生權益之權利[2]
香港(國際財務滙報準則)－詮釋第6條	參與特定市場－廢棄電力及電子設備所產生之負債[3]
香港(國際財務滙報準則)－詮釋第7條	根據香港會計準則第29條「惡性通貨膨脹經濟中的財務報告」採用重列法[4]

[1] 於二零零七年一月一日或之後開始之年度期間生效。
[2] 於二零零六年一月一日或之後開始之年度期間生效。
[3] 於二零零五年十二月一日或之後開始之年度期間生效。
[4] 於二零零六年三月一日或之後開始之年度期間生效。

本集團正就此等新準則、詮釋或修訂於最初應用期間之影響作出評估。本集團並未能評估就採納它們後對其經營及財務業績是否有重大影響。

3. 會計政策變動之影響概要

附註2所述之會計政策變動對本期及前期之影響如下：

(a) 於業績

	採納之影響	六個月止 二零零五年 十二月三十一日 港元	二零零四年 十二月三十一日 港元
提早採納新香港財務報告準則－截至二零零五年六月三十日止年度			
應佔聯營公司業績增加（減少）			
－應佔聯營公司投資物業公平值增加	香港會計準則第40號	**341,525,913**	81,621,797
－聯營公司投資物業公平值增加之遞延稅項增加	香港會計準則詮釋第21號	**(35,022,825)**	(9,963,647)
投資物業公平值增加（減少）	香港會計準則第40號	**434,829,304**	(572,705)
銷售成本增加	香港會計準則第40號	**(598,581)**	(108,320)
附屬公司投資物業公平值增加（減少）之遞延稅項增加	香港會計準則詮釋第21號	**(59,722,156)**	(1,819,022)
		681,011,655	69,158,103
採納新香港財務報告準則－截至二零零五年十二月三十一日止期內			
應佔聯營公司業績增加（減少）			
－負商譽撥回至收益表減少	香港財務報告準則第3號	**(2,564,199)**	–
－業主經營之酒店物業折舊費用	香港會計準則詮釋第2號	**(7,487,466)**	(7,547,891)
－有關業主經營之酒店物業折舊費用之遞延稅項減少	香港會計準則詮釋第2號	**1,310,307**	1,320,881
－商譽不作攤銷	香港財務報告準則第3號	**6,477,214**	–
業主經營之酒店物業折舊費用	香港會計準則詮釋第2號	**(4,294,606)**	(4,325,535)
預付土地租賃款項攤銷	香港會計準則第17號	**(2,132,615)**	(2,147,971)
可換股債券負債部分之利息增加	香港會計準則第32號	**(25,582,297)**	(3,495,708)
		(34,273,662)	(16,196,224)
期內溢利增加		**646,737,993**	52,961,879

(b) 於收益表項目

	六個月止 二零零五年 十二月三十一日 港元	二零零四年 十二月三十一日 港元
提早採納新香港財務報告準則－截至二零零五年六月三十日止年度		
應佔聯營公司業績增加	**306,503,088**	71,658,150
投資物業公平值增加（減少）	**434,829,304**	(572,705)
銷售成本增加	**(598,581)**	(108,320)
所得稅項增加	**(59,722,156)**	(1,819,022)
	681,011,655	69,158,103
採納新香港財務報告準則－截至二零零五年十二月三十一日止期內		
應佔聯營公司業績減少	**(2,264,144)**	(6,227,010)
行政費用增加	**(6,427,221)**	(6,473,506)
財務成本增加	**(25,582,297)**	(3,495,708)
	(34,273,662)	(16,196,224)
期內溢利增加	**646,737,993**	52,961,879

3. 會計政策變動之影響概要 *(續)*

(c) 採納新香港財務報告準則於二零零五年六月三十日及二零零五年七月一日之累計影響概述如下：

	於二零零五年六月三十日（提早採納香港會計準則第40號／香港會計準則詮釋第21號之調整）	香港會計準則第1號之影響	香港會計準則詮釋第2號／香港會計準則第16號之影響	香港會計準則詮釋第21號之影響	香港會計準則第32號之影響	於二零零五年六月三十日（重列）	香港會計準則第39號之影響	香港財務報告準則第3號之影響	於二零零五年七月一日（重列）
	港元	*港元*	*港元*	*港元*	*港元*	*港元*	*港元*	*港元*	*港元*
資產負債表項目									
酒店物業	1,179,346,094	–	(415,774,870)	–	–	763,571,224	–	–	763,571,224
預付土地租賃款項	–	–	361,325,664	–	–	361,325,664	–	–	361,325,664
投資聯營公司權益	10,862,541,981	(7,144,920,210)	(105,859,166)	–	–	3,611,762,605	69,506,421	84,618,548	3,765,887,574
證券投資	2,116,085,953	–	–	–	–	2,116,085,953	(2,116,085,953)	–	–
可供出售之投資	–	–	–	–	–	–	1,541,360,100	–	1,541,360,100
借予聯營公司款項	–	7,144,920,210	–	–	–	7,144,920,210	(69,506,421)	–	7,075,413,789
其他非流動資產	300,000	–	–	–	–	300,000	(300,000)	–	–
買賣投資	–	–	–	–	–	–	575,025,853	–	575,025,853
可換股債券	–	–	–	–	(2,258,927,488)	(2,258,927,488)	–	–	(2,258,927,488)
遠期借貸									
－到期日超過一年	(10,096,297,482)	–	–	–	2,456,548,973	(7,639,748,509)	–	–	(7,639,748,509)
少數股東提供之借款	(368,892,334)	–	–	–	(13,421,105)	(382,313,439)	–	–	(382,313,439)
遞延稅項	(1,666,269,332)	–	–	(38,746,870)	–	(1,705,016,202)	–	–	(1,705,016,202)
其他資產和負債	32,642,382,105	–	–	–	–	32,642,382,105	–	–	32,642,382,105
	34,669,196,985	–	(160,308,372)	(38,746,870)	184,200,380	34,654,342,123	–	84,618,548	34,738,960,671
保留溢利	(18,825,897,063)	–	160,308,372	–	23,789,202	(18,641,799,489)	–	(84,618,548)	(18,726,418,037)
資本儲備									
－可換股債券之股本部分	–	–	–	38,746,870	(221,410,687)	(182,663,817)	–	–	(182,663,817)
少數股東權益	–	(40,657,133)	–	–	13,421,105	(27,236,028)	–	–	(27,236,028)
資本及其他儲備	(15,802,642,789)	–	–	–	–	(15,802,642,789)	–	–	(15,802,642,789)
	(34,628,539,852)	(40,657,133)	160,308,372	38,746,870	(184,200,380)	(34,654,342,123)	–	(84,618,548)	(34,738,960,671)
少數股東權益	(40,657,133)	40,657,133	–	–	–	–	–	–	–
	(34,669,196,985)	–	160,308,372	38,746,870	(184,200,380)	(34,654,342,123)	–	(84,618,548)	(34,738,960,671)

3. 會計政策變動之影響概要 *(續)*

(d) 採納新香港財務報告準則對本集團之股東權益於二零零四年六月三十日及二零零四年七月一日之財務影響概述如下：

	於二零零四年六月三十日（提早採納香港會計準則第40號／香港會計準則詮釋第21號之重列） *港元*	香港會計準則詮釋第2號／香港會計準則第16號／香港會計準則第32號之影響 *港元*	於二零零四年七月一日（重列） *港元*
保留溢利	14,476,376,002	(135,018,300)	14,341,357,702
資本及其他儲備	15,286,442,843	–	15,286,442,843
少數股東權益	(585,933)	(94,796,404)	(95,382,337)
股東權益之總影響	29,762,232,912	(229,814,704)	29,532,418,208

4. 分部資料

業務分部

作為管理用途，本集團目前由五個經營分區組成－物業、證券投資、財務、酒店及物業管理及服務。以本集團申報其主要分部資料為基準之經營分區如下：

二零零五年十二月三十一日止六個月

	物業 *港元*	證券投資 *港元*	財務 *港元*	酒店 *港元*	物業管理及服務 *港元*	抵銷 *港元*	綜合 *港元*
營業額							
物業租賃	491,000,757	–	–	–	–	–	491,000,757
物業銷售	15,591,800	–	–	–	–	–	15,591,800
酒店經營	–	–	–	151,255,955	–	–	151,255,955
管理服務	33,618,534	–	–	–	184,871,090	–	218,489,624
股票投資及買賣	–	33,900,714	–	–	–	–	33,900,714
財務	–	–	8,323,361	–	–	–	8,323,361
	540,211,091	33,900,714	8,323,361	151,255,955	184,871,090	–	918,562,211
其他收益	8,218,195	7,852,918	631,858	137,731	7,815,143	–	24,655,845
內部分部銷售*	–	–	–	–	11,419,811	(11,419,811)	–
總額	548,429,286	41,753,632	8,955,219	151,393,686	204,106,044	(11,419,811)	943,218,056
分部業績	879,953,090	85,337,678	8,955,219	77,792,183	80,167,172	–	1,132,205,342
未分配企業支出							(230,341,110)
財務成本淨額							(95,351,795)
應佔聯營公司業績							381,097,335
除稅前溢利							1,187,609,772
所得稅項							(116,959,770)
期內溢利							1,070,650,002

4. 分部資料 *(續)*

業務分部 *(續)*

二零零四年十二月三十一日止六個月

	物業 *港元*	證券投資 *港元*	財務 *港元*	酒店 *港元*	物業管理及服務 *港元*	抵銷 *港元*	綜合 *港元* (重列)
營業額							
物業租賃	423,730,637	–	–	–	–	–	423,730,637
物業銷售	2,150,444,412	–	–	–	–	–	2,150,444,412
酒店經營	–	–	–	144,068,699	–	–	144,068,699
管理服務	32,924,817	–	–	–	175,915,837	–	208,840,654
股票投資及買賣	–	21,663,512	–	–	–	–	21,663,512
財務	–	–	13,490,540	–	–	–	13,490,540
	2,607,099,866	21,663,512	13,490,540	144,068,699	175,915,837	–	2,962,238,454
其他收益	8,283,595	53,293	676,693	–	8,249,918	–	17,263,499
內部分部銷售*	–	–	–	–	7,227,668	(7,227,668)	–
總額	2,615,383,461	21,716,805	14,167,233	144,068,699	191,393,423	(7,227,668)	2,979,501,953
分部業績	1,092,148,422	161,403,597	14,167,233	70,907,980	75,049,076	–	1,413,676,308
未分配企業支出							(214,410,701)
財務成本淨額							(41,597,386)
應佔聯營公司業績							626,020,626
除稅前溢利							1,783,688,847
所得稅項							(143,924,125)
期內溢利							1,639,764,722

* *內部分部銷售乃按照雙方協定之成本加邊際利潤基準計算。*

5. 財務收益

	六個月止 二零零五年 十二月三十一日 *港元*	 二零零四年 十二月三十一日 *港元*
利息收益來自：		
借予聯營公司之款項	**15,392,974**	22,355,066
借予被投資公司之款項	**3,515,134**	3,416,640
銀行存款	**19,381,170**	5,246,015
估算利息收益來自非流動免息借予聯營公司之款項	**52,939,358**	–
	91,228,636	31,017,721

6. 財務成本

	六個月止 二零零五年 十二月三十一日 *港元*	 二零零四年 十二月三十一日 *港元* (重列)
利息支出須於五年內全數償還之銀行及其他貸款	**209,781,484**	82,041,784
可換股債券之實際利息費用	**45,894,797**	7,789,030
非流動免息聯營公司提供之借款之估算利息費用	**13,479,015**	–
貸款融資之安排費用及財務開支	**12,125,452**	5,112,121
	281,280,748	94,942,935
減：已撥充發展中物業成本之數額	**(94,700,317)**	(22,327,828)
	186,580,431	72,615,107

7. 應佔聯營公司業績

應佔聯營公司業績包括聯營公司投資物業公平值增加341,525,913港元 *(二零零四年十二月三十一日止六個月：81,621,797港元，重列)* 已於損益表內確認。

8. 除稅前溢利

	六個月止	
	二零零五年十二月三十一日	二零零四年十二月三十一日
	港元	*港元*
		(重列)
除稅前溢利已扣除(計入)下列項目：		
預付土地租賃款項攤銷	**2,132,615**	2,147,971
酒店存貨成本確認	**16,130,103**	13,419,165
業主經營之酒店物業折舊費用	**4,294,606**	4,325,535
物業、廠房及設備折舊	**7,231,840**	9,137,837
出售物業、廠房及設備之收益	**(167,677)**	—
出售投資物業之虧損	**517,183**	5,103
應佔聯營公司稅項(包括在應佔聯營公司業績)	**46,979,250**	112,035,095

9. 所得稅項

	六個月止	
	二零零五年十二月三十一日	二零零四年十二月三十一日
	港元	*港元*
		(重列)
支出包括：		
本公司及其附屬公司稅項		
香港利得稅	**40,829,459**	129,987,694
海外	**11,991,498**	9,877,100
	52,820,957	139,864,794
遞延稅項	**64,138,813**	4,059,331
	116,959,770	143,924,125

香港利得稅乃根據期內之估計應課稅溢利按稅率17.5%計算*(二零零四年十二月三十一日止六個月：17.5%)*。

中華人民共和國及其他地區之稅項乃根據本集團經營業務之國家及地區之適用稅率計算。

稅務局就一間全資附屬公司信和財務有限公司(「信和財務」)一九九五／九六至一九九八／九九之課稅年度進行稅務查詢，並發出大約270,507,000港元額外評稅通知單予信和財務，信和財務已向稅務局提出反對。稅務局又就一間全資附屬公司城邦有限公司(「城邦」)一九九八／九九至二零零一／零二之課稅年度進行稅務查詢，並發出大約263,438,000港元額外評稅通知單予城邦，城邦已向稅務局提出反對。董事會認為鑑於此等稅務查詢仍處於資料搜集階段，現階段無法準確預測查詢結果，因此，並無為此而作出撥備。

10. 股息

	六個月止	
	二零零五年十二月三十一日	二零零四年十二月三十一日
	港元	*港元*
二零零五年六月三十日止年度末期息每股11.5港仙 *(二零零四年六月三十日止年度：每股7港仙)*，每股附有以股代息認購權	**491,050,421**	301,421,608

董事會宣佈派發截至二零零五年十二月三十一日止六個月之中期息每股8.5港仙 *(二零零四年十二月三十一日止六個月：8.5港仙)* 予於二零零六年四月二十一日登記在本公司股東名冊之股東。

11. 每股盈利

母公司權益持有人應佔之每股基本及攤薄後盈利乃根據下列數據計算：

	六個月止	
	二零零五年十二月三十一日	二零零四年十二月三十一日
	港元	*港元* (重列)
用以計算每股基本盈利之盈利	**1,066,392,290**	1,462,289,099
可能有攤薄影響之普通股：		
除稅後財務成本減少淨額	**42,340,110**	7,176,834
用以計算每股攤薄後盈利之盈利	**1,108,732,400**	1,469,465,933
	股份數目	股份數目
用以計算每股基本盈利之普通股之加權平均數	**4,311,801,841**	4,307,877,462
可能有攤薄影響之普通股：		
可換股債券	**271,002,710**	47,130,906
用以計算每股攤薄後盈利之普通股之加權平均數	**4,582,804,551**	4,355,008,368

11. 每股盈利 *(續)*

因上文附註2所述之會計政策之變更而引致每股基本及攤薄後盈利比較數字之調整如下：

	基本 *港仙*	攤薄 *港仙*
截至二零零四年十二月三十一日止六個月 之每股盈利之對賬		
調整前申報數字	32.72	32.43
會計政策之變更而引致之調整	1.22	1.31
重列	33.94	33.74

12. 投資物業

本集團之投資物業已於二零零五年十二月三十一日由卓德測計師行有限公司(與本集團並無關聯之獨立測計師)按公平值估值。此估值乃根據相若物業最近之市場價格作參考，並與國際估值基準同屬一致。

13. 酒店物業

二零零五年十二月三十一日止六個月期間內，新增之酒店物業為19,856,379港元 *(二零零四年十二月三十一日止六個月：無)*。

14. 物業、廠房及設備

二零零五年十二月三十一日止六個月期間內，新增之物業、廠房及設備為6,924,038港元 *(二零零四年十二月三十一日止六個月：9,590,383港元)*。

15. 投資聯營公司權益

	二零零五年 十二月三十一日 ***港元***	二零零五年 六月三十日 *港元* (重列)
投資聯營公司之成本值－無牌價股份	**1,940,924,058**	1,801,469,502
應佔收購後儲備	**1,902,152,066**	1,752,412,935
商譽	**142,498,716**	142,498,716
負商譽	**–**	(84,618,548)
	3,985,574,840	3,611,762,605

於二零零五年六月三十日之負商譽以賬面值84,618,548港元呈列為投資聯營公司成本值之減值。於以往年度，負商譽在收購所得且會計算折舊之可識別資產之餘下平均可用年期內，每年以直線法5,128,398港元確認為收入。截至二零零四年十二月三十一日止六個月負商譽已確認至收益表內為2,564,199港元。於二零零五年七月一日，根據應用香港財務報告準則第3號，所有負商譽已解除確認(有關財務影響見附註3)。

15. 投資聯營公司權益 *(續)*

稅務局就本集團之聯營公司坤貿有限公司(「坤貿」)之全資附屬公司廣滔投資有限公司(「廣滔」)由一九九四／九五至二零零二／零三之課稅年度及Erleigh Investment Limited之全資附屬公司Murdoch Investments Inc.(「MII」)由一九九四／九五至一九九八／九九之課稅年度進行稅務查詢，並分別發出大約396,088,000港元及54,397,000港元額外評稅通知單予廣滔及MII，廣滔及MII已向稅務局提出反對。於二零零五年十二月三十一日本集團應佔數額估計大約分別為99,022,000港元及24,479,000港元。鑑於此稅務查詢仍處於資料搜集階段，廣滔及MII管理層認為現階段無法準確預測查詢結果，因此，廣滔及MII之財務報告書並無為此而作出撥備。

本公司之董事會已知悉上述事件及提出查詢，董事會認為上述事件並無重大進展及改變。

16. 應收賬款及其他應收

應收賬款及其他應收包括應收貿易賬款95,518,365港元 *(二零零五年六月三十日：114,463,104港元)*，此等應收貿易賬款主要為預開發票及預期見票兑付之應收租金及應收銷售收入。

於報告日之應收貿易賬款之賬齡分析如下：

	二零零五年十二月三十一日	二零零五年六月三十日
	港元	*港元*
0 － 30日	**46,660,685**	69,922,128
31 － 60日	**11,602,732**	7,667,044
61 － 90日	**3,497,783**	3,966,394
超過90日	**33,757,165**	32,907,538
	95,518,365	114,463,104

超過90日之應收貿易賬款為33,757,165港元 *(二零零五年六月三十日：32,907,538港元)* 足以被所收該等客戶之租金訂金所保障，根據本集團之撥備政策，毋須為該等應收賬款作出撥備。

17. 應付賬款及其他應付

應付賬款及其他應付包括應付貿易賬款119,468,952港元 *(二零零五年六月三十日：46,362,783港元)*。

於報告日之應付貿易賬款之賬齡分析如下：

	二零零五年十二月三十一日 港元	二零零五年六月三十日 *港元*
0 － 30日	**75,844,423**	36,261,254
31 － 60日	**34,376,086**	5,203,756
61 － 90日	**2,420,520**	887,878
超過90日	**6,827,923**	4,009,895
	119,468,952	46,362,783

18. 可換股債券

於二零零四年十一月三十日，本公司之全資附屬公司，Getsmart Finance Limited(「Getsmart」)發行面值2,500,000,000港元於二零零九年十一月到期之一厘六二五定息可換股債券(「二零零九債券」)。該債券可於二零零四年十二月三十日至二零零九年十月三十日止期間內，隨時按每股9.225港元之發行兑換價(可予調整)兑換本公司之普通股股份。

於二零零七年十一月三十日，所有或部分二零零九債券持有人可選擇以面值加應計利息贖回債券。假設於任何時間二零零九債券之尚餘合共面值少於原先發行之合共面值的百分之十，Getsmart可選擇以應計利息之面值贖回尚餘全部但非部分債券。而且，倘若Getsmart符合若干要求可於二零零七年十一月三十日當日或期後任何時間至二零零九年十一月三十日以前不可少於七個營業日，有權兑換全部但非部分之債券為股份。

期內債券持有人並無兑換任何二零零九債券為本公司之普通股股份。

根據應用香港會計準則第32號，可換股債券按追溯基準分為負債及股本部分(有關財務影響見附註3)。股本部分呈列於股東權益標題為「確認可換股債券之股本部分」。

根據香港會計準則第39號，債券持有人之可換股債券贖回權部分乃附帶衍生工具，並與債券無關，故須分開處理。董事會已評估債券持有人之可換股債券贖回權之公平值及慮此公平值並不重要。

18. 可換股債券 *(續)*

期內，可換股債券之負債部分之變動呈列如下：

	港元
於二零零五年一月一日之負債部分	2,233,716,799
扣除利息	45,523,189
已付利息	(20,312,500)
於二零零五年六月三十日之負債部分	2,258,927,488
扣除利息 *(附註6)*	45,894,797
已付利息	(20,312,500)
於二零零五年十二月三十一日之負債部分	**2,284,509,785**

於二零零五年十二月三十一日及二零零五年六月三十日可換股債券負債部分之公平值與其賬面值接近。

19. 資產按揭

(a) 於二零零五年十二月三十一日，本集團以若干有牌價投資、物業、定期存款及銀行存款作為抵押，所取得之銀行貸款、透支及其他貸款融資合共16,315,251,588港元 *(二零零五年六月三十日：16,671,721,396港元)*。於上述結算日已被動用之貸款為10,767,104,338港元 *(二零零五年六月三十日：7,776,781,646港元)*。

(b) 於二零零五年十二月三十一日，若干聯營公司投資及借予若干聯營公司款項之利益已抵押或轉讓，以取得銀行或財務機構提供予該等公司之貸款融資。本集團應佔該等融資之數額達2,588,466,559港元 *(二零零五年六月三十日：2,782,133,937港元)*，其中2,402,883,226港元 *(二零零五年六月三十日：2,534,581,538港元)* 已被動用並由本公司擔保。

20. 承擔及或然負債

於資產負債表結算日，本集團尚未於財務報告書內撥備之承擔及或然負債如下：

		二零零五年十二月三十一日 ***港元***	二零零五年六月三十日 *港元*
(a)	物業發展費用之承擔：		
	已批准但未簽約	**36,558,487**	19,012,414
	已簽約但未撥備	**2,315,499,177**	2,089,453,770
		2,352,057,664	2,108,466,184
(b)	就聯營公司之銀行貸款及其他負債作出擔保：		
	已動用	**2,402,883,226**	2,534,581,538
	未動用	**188,088,333**	250,057,399
		2,590,971,559	2,784,638,937

(c) 於一九九六年十二月十九日，信和置業及其全資附屬公司Mariner International Hotels Limited（合稱「Mariner」）與恒隆有限公司及其附屬公司Atlas Limited（合稱「恒隆」）訂立協議（「該協議」），收購一間擁有新界荃灣油柑頭物業之公司，該物業原定會發展成為一間酒店。根據該協議，Mariner應付之總代價為1,070,000,000港元，其中Mariner已向恒隆支付按金及部分付款合共321,000,000港元。於一九九八年六月三十日，Mariner終止該協議。就此項終止協議Mariner與恒隆展開訴訟。並已就何方未履行協議此爭論點進行審訊。於二零零四年八月二日，原審法官就此爭論點裁定恒隆勝訴。

Mariner已按法律顧問的意見就有關裁決作出上訴。有關上訴已於二零零五年十一月展開聆訊。上訴法庭於二零零五年十二月三十日宣判裁決，駁回Mariner於原訟法庭之上訴，並裁定恒隆勝訴。按法律顧問的意見，Mariner已向終審法院就上訴法庭之裁決作出上訴。董事會獲悉，有關終審法院之上訴聆訊可能於二零零七年年初展開。鑑於未能預測有關上訴之結果，董事會認為無需於截至二零零五年十二月三十一日止六個月期間就有關之按金及其他負債作出撥備。

截止過戶日期

本公司將由二零零六年四月十八日至二零零六年四月二十一日，首尾兩天包括在內，暫停辦理股份過戶登記手續。二零零六年四月二十一日辦公時間結束時為中期股息之記錄日期。

要取得獲派中期股息之資格，各股東最遲須於二零零六年四月十三日下午四時三十分前，將一切過戶文件連同有關股票送達本公司之股票登記處－標準証券登記有限公司，地址為香港皇后大道東28號金鐘匯中心26樓，辦理登記手續。

購買、售賣或贖回本公司之上市證券

中期年度內，本公司以總代價740,981,867港元於香港聯合交易所有限公司購回本公司82,304,000股普通股。董事會作出股份回購是為提高股東利益。購回詳情如下：

購回月份	購回普通股總數	購回每股最高價	購回每股最低價	總代價
		港元	*港元*	*港元*
二零零五年七月	8,474,000	9.35	7.90	76,185,865
二零零五年八月	16,266,000	9.30	8.80	147,504,790
二零零五年十月	39,888,000	9.70	8.55	364,402,166
二零零五年十一月	14,260,000	8.70	8.05	120,500,912
二零零五年十二月	3,416,000	9.55	9.35	32,388,134
	82,304,000			740,981,867

82,304,000股回購股份當中，81,210,000股已於本中期年度內交付股票及註銷股份，其餘1,094,000股於二零零五年十二月二十九日購回之股份，則於本中期年度後交付股票及註銷股份。1,466,000股普通股於截至二零零五年六月三十日止財務年度期間回購之股份，於本中期年度內註銷。中期年度內註銷之所有股份，面值總額82,676,000港元已撥入資本贖回儲備，而有關代價總額742,768,393港元則由本公司之保留溢利支付。

除以上所列，本公司及其各附屬公司於本中期年度內並無購買、售賣或贖回本公司之任何上市證券。

董事所持有本公司及其相聯法團之股份及債權證

根據證券及期貨條例(「證券條例」)第XV部第352條規定備存的登記冊記載，或依據載於香港聯合交易所有限公司證券上市規則(「上市規則」)內上市公司董事進行證券交易的標準守則(「標準守則」)，通知本公司及香港聯合交易所有限公司(「聯交所」)，董事於二零零五年十二月三十一日在本公司及證券條例下所指相聯法團的股份、相關股份及債權證中擁有的權益及淡倉載列如下:

(甲) 本公司股份之好倉

董事姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃志祥先生	2,714,463	121,203股為實益擁有及 2,593,260股為配偶權益	0.06%
夏佳理議員，GBS, CVO, OBE, JP	1,044,095	實益擁有人	0.02%
盛智文博士，GBS, JP	—	—	—
李民橋先生	—	—	—
傅育寧博士	—	—	—
唐國通先生	—	—	—
余惠偉先生	—	—	—
鄧永鏞先生	—	—	—
黃永光先生	69,479	實益擁有人	≃ 0%

(乙) 相聯法團股份之好倉

(i) 控股公司

尖沙咀置業集團有限公司

董事姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃志祥先生	538,351	實益擁有人	0.03%
夏佳理議員，GBS, CVO, OBE, JP	60,000	實益擁有人	≃ 0%
盛智文博士，GBS, JP	—	—	—
李民橋先生	—	—	—
傅育寧博士	—	—	—
唐國通先生	—	—	—
余惠偉先生	—	—	—
鄧永鏞先生	—	—	—
黃永光先生	—	—	—

(乙) 相聯法團股份之好倉(續)

(ii) 聯營公司

由於黃志祥先生經受控公司持有下列公司股份權益，因而被視為擁有下列公司權益：

聯營公司名稱	普通股數目		所佔已發行股份百分比
駿商有限公司	50	*(附註1 & 2)*	50%
Brighton Land Investment Limited	1,000,002	*(附註1 & 3)*	100%
Dramstar Company Limited	440	*(附註1 & 4)*	44%
霸滔有限公司	1	*(附註1 & 5)*	50%
Erleigh Investment Limited	110	*(附註1 & 5)*	55%
長誠財務有限公司	1	*(附註1 & 5)*	50%
霸都財務有限公司	5	*(附註1 & 6)*	50%
霸都置業有限公司	5,000	*(附註1 & 6)*	50%
藍灣半島物業管理有限公司	10	*(附註1 & 5)*	50%
旋翠有限公司	500,000	*(附註1 & 5)*	50%
擴財有限公司	1	*(附註1 & 7)*	50%
Murdoch Investments Inc.	2	*(附註1 & 3)*	100%
允傑發展有限公司	20,000	*(附註1 & 8)*	10%
Rich Century Investment Limited	500,000	*(附註1 & 5)*	50%
銀寧投資有限公司	10	*(附註1 & 5)*	50%
Sino Club Limited	2	*(附註9)*	100%
信和停車場管理有限公司	450,000	*(附註10)*	50%
信和地產代理有限公司	50,000	*(附註10)*	50%

附註：

1. *Osborne Investments Ltd.(「Osborne」)乃Seaview Assets Limited全資附屬公司。Seaview Assets Limited是由黃志祥先生控制50%的Boswell Holdings Limited全資擁有。*
2. *股份由Osborne全資附屬公司Devlin Limited所持有。*
3. *股份由Osborne控制55%的Erleigh Investment Limited所持有。*
4. *股份由Osborne控制50%的旋翠有限公司所持有。*
5. *股份由Osborne所持有。*
6. *股份由Osborne全資附屬公司城姿有限公司所持有。*
7. *股份由Osborne全資附屬公司渤榮有限公司所持有。*
8. *股份由Osborne全資附屬公司Goegan Godown Limited所持有.。*
9. *股份由Deansky Investments Limited控權50%的信和地產代理有限公司所持有。Deansky Investments Limited由黃志祥先生100%控權。*
10. *股份由Deansky Investments Limited所持有。*

除上文所披露者外，於二零零五年十二月三十一日，概無董事於本公司或任何相聯法團之股份、相關股份及債權證中，擁有或視作擁有任何權益或淡倉，並載於本公司依據證券條例第352條規定備存之登記冊內，或根據標準守則須知會本公司及聯交所。

主要股東及其他股東權益

於二零零五年十二月三十一日，下列主要股東及其他股東於本公司股份及相關股份中，擁有須根據證券條例第XV部第336條所存置之登記冊內的權益及淡倉載列如下:

本公司股份之好倉

主要股東姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
黃廷方先生	2,399,395,921 *(附註 1 & 5)*	25,620,079股為實益擁有，3,411,801股為配偶權益及2,370,364,041股為受控法團權益	55.58%
尖沙咀置業集團有限公司	2,309,135,655 *(附註 1(a)、1(b) & 5)*	1,084,147,138股為實益擁有及1,224,988,517股為受控法團權益	53.49%

其他股東姓名	普通股數目	身份及權益類別	所佔已發行股份百分比
陳廷驊先生	329,996,799 *(附註 2 & 4)*	受控法團權益	7.65%
陳楊福娥女士	329,996,799 *(附註 2、3 & 4)*	配偶權益	7.65%
Xing Feng Investments Limited	329,996,799 *(附註 2 & 4)*	受控法團權益	7.65%
興智投資有限公司	329,996,799 *(附註 2 & 4)*	實益擁有人	7.65%
堅固資本控股有限公司	308,048,048	307,902,533股為保證權益及145,515股為實益擁有	7.14%
Spangle Investment Limited	289,433,578 *(附註 5)*	實益擁有人	6.70%

本公司股份之好倉 *(續)*

附註：

1. *關於受控法團所持之2,370,364,041股：*

   (a) *1,084,147,138股由黃廷方先生擁有71.74%股份權益之尖沙咀置業集團有限公司持有；*

   (b) (i) *33,241,291股由尖沙咀置業集團有限公司之全資附屬公司南隆地產發展有限公司控權95.23%之Orchard Centre Holdings (Private) Limited所持有；及*

   (ii) *1,191,747,226股由尖沙咀置業集團有限公司之全資附屬公司持有(包括由 Spangle Investment Limited所持有的 289,433,578股 (附註 5))；及*

   (c) *61,228,386股由黃廷方先生控權100%之公司所持有 — 899股由Fanlight Investment Limited持有，25,752,534股由Karaganda Investments Inc.持有，1,133,027股由Orient Creation Limited持有，5,375,638股由Strathallan Investment Limited持有，16,202,252股由Strong Investments Limited持有，12,485,439股由Tamworth Investment Limited持有及278,597股由Transpire Investment Limited持有。*

2. *329,996,799股之好倉由興智投資有限公司持有。興智投資有限公司乃由陳廷驊先生控權100%的Xing Feng Investments Limited全資擁有。*

3. *陳楊福娥女士為陳廷驊先生的配偶，故被視為擁有陳先生所持有之股份權益。*

4. *陳廷驊先生、陳楊福娥女士、Xing Feng Investments Limited及興智投資有限公司所擁有之股份權益是重複的。*

5. *289,433,578股由尖沙咀置業集團有限公司之全資附屬公司Spangle Investment Limited持有。該股份於黃廷方先生及尖沙咀置業集團有限公司之股份權益是重複的。*

除上文所披露者外，據本公司董事所知，於二零零五年十二月三十一日概無其他人士於本公司之股份及相關股份中擁有任何權益或淡倉，並載於本公司依據證券條例第336條規定備存之登記冊內，或是本公司之主要股東。

根據上市規則第13.22條之披露

本公司根據香港聯合交易所有限公司證券上市規則第13.22條披露以下關於聯屬公司所呈報之最近財政期間終結時債務、資本承擔及或然負債之摘要資料。

	於 二零零五年 十二月三十一日 港元	於 二零零五年 六月三十日 港元
本集團應佔聯屬公司之總債務：		
銀行貸款	**3,716,183,226**	2,348,281,538
其他貸款	**167,700,000**	186,300,000
	3,883,883,226	2,534,581,538
本集團提供之借款	**9,870,378,670**	8,561,001,177
	13,754,261,896	11,095,582,715
本集團應佔聯屬公司之資本承擔：		
已批准但未簽約	**206,998**	—
已簽約但未撥備	**120,789,167**	210,399,472
	120,996,165	210,399,472
本集團應佔聯屬公司之或然負債	**123,501,000**	123,501,000

附註：　上述之「聯屬公司」指集團之聯營公司。

遵守規章委員會

為加強公司管治，本公司於二零零四年八月三十日成立遵守規章委員會。遵守規章委員會設有兩種匯報機制，主要匯報機制為透過法律、遵守規章及公司秘書董事向董事會匯報，而次要匯報機制則向審核委員會匯報。現時遵守規章委員會成員包括法律、遵守規章及公司秘書董事(委員會主席)、法律及公司秘書部門兩名主管、發展部門董事、行政總裁(酒店)或其指定人士、財務總裁、內部審計部門主管、各部門主管及遵守規章主任。遵守規章委員會定期舉行會議，就本集團之公司管治事宜作出檢討並向董事會及審核委員會提出改善建議。

審核委員會

本公司於一九九八年九月二十三日成立審核委員會。審核委員會須向董事會負責，且自成立以來定期舉行會議，就本集團之財務申報程序及內部監管作出檢討並提供改善建議。現時審核委員會成員包括獨立非執行董事李民橋先生（委員會主席）、盛智文博士，GBS, JP及傅育寧博士。於中期年度內，審核委員會曾舉行兩次會議審閱二零零五年年報及賬目及內部審核報告；以及向董事會報告所有有關事宜。於二零零六年第一季度內，審核委員會已審閱本集團採納之會計政策及實務準則及截至二零零五年十二月三十一日止六個月之中期報告書。

薪酬委員會

本公司已於二零零五年六月二十三日成立薪酬委員會，成員包括執行董事黃永光先生（委員會主席）及兩名獨立非執行董事盛智文博士，GBS, JP及李民橋先生。

薪酬委員會之職責包括就本公司董事及高級管理層的全體薪酬政策及架構，及就設立正規而具透明度的程序制訂有關政策及架構，向董事會提出建議。在作出其建議時，薪酬委員會將咨詢主席及考慮同類公司支付的薪酬、集團內其他職位的僱用條件及應否按表現釐訂薪酬等因素。薪酬委員會將每年最少舉行一次會議及就集團之薪酬政策（包括董事及高級管理層之薪酬）向董事會提供建議。

證券交易守則

本公司已採納一套與上市規則的標準守則所訂標準同樣嚴格的董事證券交易守則（「本公司守則」）。本公司已向全體董事作出特定查詢，全體董事已確認彼等於截至二零零五年十二月三十一日止六個月內遵守載於標準守則及本公司守則之規定標準。

於二零零五年六月二十三日，本公司已訂立一套僱員買賣公司證券守則，適用於可能擁有關於本公司證券未公開股價敏感資料之有關僱員。該守則跟標準守則所訂標準同樣嚴格。

企業管治常規守則之遵守

除董事會主席與行政總裁之角色(現時均由黃志祥先生擔任)並無區分之外，本公司於截至二零零五年十二月三十一日止六個月期內已謹遵載於上市規則附錄十四內之企業管治常規守則。

董事會認為現行之管理架構一直有效促進本集團之營運及業務發展，並已確立符合優良企業管治常規之審查及制衡機制。個別執行董事獲委派負責實施董事會所擬定之策略及方針，並監督及監控各業務單元之營運。董事會認為現有安排一直有效而完滿地協助其履行職責。此外，本公司之獨立非執行董事亦為董事會之商議及決策引入寶貴之獨立意見及建議。董事會將不時檢討其管理架構，以確保其持續達致上述目標及符合業內之常規。

承董事會命
秘書
葉世光

香港，二零零六年三月十六日

Deloitte.
德勤

致信和置業有限公司董事會之獨立審閱報告

引言

我們受 貴公司委託審閱於第47頁至66頁的中期財務報告。

董事的責任

香港聯合交易所有限公司證券上市規則規定，中期財務報告須按照香港會計師公會頒佈的會計實務準則第34條「中期財務報告」及其他有關規定編製。編製中期財務報告是董事的責任，並已由他們審批。

本行的責任是根據我們的審閱，對中期財務報告作出獨立的結論，並將此結論謹向董事會作出報告，而不作其他用途。我們概不就本報告之內容而向任何其他人士負責或承擔任何責任。

審閱工作

我們的審閱工作是按照香港會計師公會頒佈的核數準則第七零零條「審閱中期財務報告」進行的。審閱範圍主要包括對集團管理層作出查詢及運用分析性程序對中期財務報告作出分析，並據此評估所採用的會計政策及列報形式是否一致及貫徹地運用(除非已在中期財務報告內另作披露)。審閱工作並不包括審計程序(如測試內部監控系統和核實資產、負債及交易活動)。由於審閱的工作範圍比審計工作少很多，因此只能提供較審計工作為低的確定程度。所以，我們不會對中期財務報告作出審計意見。

審閱結論

根據我們審閱(並不構成審計工作)的結果，我們並不察覺須對截至二零零五年十二月三十一日止六個月的中期財務報告作出任何重大的修改。

德勤 • 關黃陳方會計師行
執業會計師

香港，二零零六年三月十六日